This filing is made pursuant

to Rule 424(B)(5) under

the Securities Act of 1933

in connection with

Registration No. 333-114517

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 7, 2004)

6,000,000 Shares

COMMON STOCK

Inspire Pharmaceuticals, Inc. is offering 6,000,000 shares of its common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “ISPH.” On July 26, 2004, the reported last sale price of our common stock was $12.80 per share.

Investing in our common stock involves risk. See “ Risk Factors” beginning on page S-11 of this prospectus supplement and page 13 of the accompanying prospectus.

PRICE $12.00 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Inspire
Per Share	$12.00	$0.72	$11.28
Total	$72,000,000	$4,320,000	$67,680,000

We have granted the underwriters the right to purchase up to an additional 900,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on July 30, 2004.

MORGAN STANLEY

DEUTSCHE BANK SECURITIES

PIPER JAFFRAY

SG COWEN & CO.

July 27, 2004.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering. The second part is the accompanying prospectus, which gives more general information. Generally, when we refer to the prospectus, we are referring to both parts of this document combined.

We incorporate important information into this prospectus by reference. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions under “Where You Can Find More Information” on page 31 of the accompanying prospectus.

If the information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Additionally, you should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated therein by reference. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where an offer or sale of these securities is not permitted. The information in this prospectus supplement is accurate as of the date of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

You should read this prospectus supplement along with the accompanying prospectus carefully before you invest. Both documents contain important information you should consider when making your investment decision. The prospectus supplement contains information about the common stock offered in this offering and may add, update or change information in the accompanying prospectus.

FORWARD LOOKING INFORMATION

This prospectus supplement, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to the “safe harbor” created by those sections. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “believe,” “expect,” “future” and “intend” and similar expressions to identify forward-looking statements. There are a number of important factors that could cause our actual results to differ materially from those indicated by any forward-looking statements, including, without limitation, the risk factors presented throughout this prospectus supplement, the accompanying prospectus and any other documents filed by us with the Securities and Exchange Commission.

Because the risk factors beginning on page S-11 as well as the risk factors included in the accompanying prospectus and any risk factors incorporated by reference, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights basic information about Inspire and this offering. This summary does not contain all of the information you should consider before making a decision to invest in our common stock. You should review this entire prospectus supplement and the accompanying prospectus carefully, including the risks of investing in our common stock discussed in the “Risk Factors” beginning on page S-11 below and the “Risk Factors” beginning on page 13 of the accompanying prospectus and the documents incorporated by reference. We incorporate by reference important business and financial information into the accompanying prospectus.

INSPIRE PHARMACEUTICALS, INC.

We are a biopharmaceutical company dedicated to the discovery, development and commercialization of prescription pharmaceutical products for the treatment of various diseases with significant unmet medical needs. Our core area of expertise relates to the class of nucleotide receptors, known as P2, which we believe are important drug targets in various therapeutic areas, including ophthalmology, respiratory disease, cardiovascular disease and pain.

We have established a commercial presence in the area of ophthalmology. Our 64-person ophthalmology sales force is currently promoting two products: Elestat™, for the treatment of allergic conjunctivitis, and Restasis®, the first prescription product approved for the treatment of dry eye. We have also developed an internally discovered molecule, diquafosol tetrasodium, or diquafosol, a selective P2Y2 receptor agonist, for the treatment of dry eye disease. In June 2003, we filed a New Drug Application, or NDA, with the U.S. Food and Drug Administration, or the FDA, for diquafosol. In December 2003, we received an approvable letter from the FDA for diquafosol. In response to that letter, we are currently conducting an additional Phase III clinical trial for the use of diquafosol in the treatment of dry eye. We expect to complete this trial in the first half of 2005. We are also developing another internally discovered molecule, denufosol tetrasodium, or denufosol, a structurally distinct P2Y2 receptor agonist, for the treatment of certain retinal diseases, including retinal detachment. We refer to the particular formulation that we are developing for the treatment of retinal disease as INS37127 Ophthalmic. We are currently conducting a Phase II clinical trial for the use of INS37127 Ophthalmic in treating retinal detachment, which we expect to complete in 2005.

We have a significant collaboration and co-promotion relationship with Allergan, Inc., one of the leading companies in the sales of prescription ophthalmic products. Pursuant to the relationship, we received from Allergan the exclusive right to market Elestat in the United States to ophthalmologists, optometrists and allergists and the right to co-promote Restasis with Allergan in the United States. We are developing diquafosol, and, if the drug candidate is approved, we and Allergan will market and co-promote diquafosol in the United States. Allergan is responsible for the regulatory approval and potential commercialization of diquafosol outside of the United States and Asia. Another of our partners, Santen Pharmaceuticals Co., Ltd., is responsible for the development and commercialization of diquafosol in Japan and nine other Asian countries.

In addition to our ophthalmology programs, we have two programs at or approaching clinical development in the areas of cystic fibrosis and cardiovascular disease. We recently completed a positive Phase II clinical trial for the use of denufosol in the treatment of cystic fibrosis. We refer to the particular formulation that we are developing to treat cystic fibrosis as INS37217 Respiratory. We expect to commence an additional Phase II clinical trial for INS37217 Respiratory in cystic fibrosis this year and expect to commence a Phase III clinical trial in 2005. In the area of cardiovascular disease, we expect to file an Investigational New Drug application, or IND, with the FDA later this year for the use of another internally discovered molecule, INS50589, a selective P2Y12 receptor antagonist which has been shown in preclinical testing to be a potent inhibitor of platelet aggregation.

Product Portfolio

As noted above, we currently promote two products and have two clinical development programs ongoing in the area of ophthalmology. In addition, our cystic fibrosis program is currently in Phase II clinical development, and we expect to file an IND for our platelet inhibition program later this year. Our portfolio of products and high-priority product candidates is summarized in the following table:

PRODUCTS AND PRODUCT CANDIDATES	INDICATION	STATUS	COLLABORATIVE PARTNER(S)

Elestat™	Allergic Conjunctivitis	Marketed	Allergan

Restasis®	Dry Eye Disease	Marketed	Allergan

diquafosol	Dry Eye Disease	Approvable Letter Received / Phase III ongoing	Allergan; Santen Pharmaceuticals

INS37217 Ophthalmic (denufosol)	Retinal Detachment	Phase II	—

INS37217 Respiratory (denufosol)	Cystic Fibrosis	Phase II	Cystic Fibrosis Foundation Therapeutics

INS50589	Cardiovascular	Preclinical	—

Ophthalmology Franchise

Ophthalmology is one of our core therapeutic areas. We are leveraging some of our fundamental scientific expertise in the area of P2Y2 receptors and our understanding of how these receptors can effect mucosal hydration in order to develop an ophthalmology franchise, comprised of a specialty commercial infrastructure, marketed products and important product candidates in the middle and later stages of clinical development to treat various ophthalmic diseases. In the United States, we are currently promoting Elestat for the treatment of ocular itch associated with allergic conjunctivitis and Restasis for the treatment of dry eye disease. We are conducting a Phase III trial for the use of diquafosol in the treatment of dry eye disease, and we are conducting a Phase II trial for the use of INS37217 Ophthalmic in the treatment of retinal detachment.

We have built a specialized sales force to provide us with national sales coverage for our ophthalmic products. Our specialty commercial organization focuses its promotional efforts on ophthalmologists, optometrists and allergists. We believe eye care professionals account for the majority of the dry eye disease prescriptions, and combined with allergists, these specialists prescribe approximately half of the ocular allergies prescriptions. We believe our focused marketing organization and a specialty sales force can effectively address these audiences and effectively co-promote Elestat, Restasis and, if approved, diquafosol. In addition to our direct field efforts, we are promoting our products through advertisements in professional journals, targeted direct mail and seminars designed to educate eye care professionals and allergists on the therapeutic areas in which we promote. We feel the establishment of a sales and marketing operation provides us with the opportunity and flexibility to market and sell products we are developing or others that we may in-license or otherwise acquire.

Elestat™

Elestat™ (epinastine HCl ophthalmic solution) 0.05% is a new therapy for the treatment of ocular itching associated with allergic conjunctivitis. Elestat works by blocking the H1 and H2 histamine receptors, stabilizing mast cells, and stopping the progression of pro-inflammatory mediators. In clinical trials, Elestat provided relief from ocular itching within 3 minutes, up to an 81% reduction in symptoms, and sustained relief. Up to 80% of study patients experienced significant relief with Elestat at 8 hours, achieving an ocular itch grade of 1 or lower on a 0 to 4 scale. Elestat has also been shown to be very well-tolerated by patients. It has a pH range of 6.5 to 7.5—similar to natural tears—so it is soothing to the eye upon instillation.

Pursuant to an agreement with Allergan, we received the exclusive rights to market Elestat in the United States to ophthalmologists, optometrists and allergists. Under this agreement, we receive a royalty from Allergan on the U.S. net sales of Elestat. The Elestat arrangement with Allergan will be in effect until the earlier of: (i) the approval and launch of the first generic epinastine product; or (ii) the approval and launch of the first over-the-counter epinastine product. The commercial exclusivity period for Elestat under the Hatch-Waxman Act will expire in October 2008, after which time Elestat could face generic competition. The agreement also provides for early termination under certain circumstances.

We expect to experience seasonality in the sale of Elestat, with a large increase in sales in the spring and a lesser increase during the summer and fall. Total audited Elestat prescriptions since launch are estimated at 69,321 year to date and 5,310 prescriptions in the week ending July 2nd, 2004 based on the weekly National Prescription Audit from IMS Health. The wholesale acquisition cost of Elestat is $59.01 per 5 mL bottle.

Restasis®

Restasis® (cyclosporine ophthalmic emulsion) 0.05% is the only prescription therapy currently approved by the FDA for patients with dry eye disease. Dry eye disease is a painful and irritating condition involving abnormalities and deficiencies in the tear film initiated by a variety of causes. Restasis is indicated to increase tear production in patients whose tear production is presumed to be suppressed due to ocular inflammation. Other therapies used to treat dry eye, which are more palliative in nature, such as artificial tears, topical anti-inflammatory drugs or the use of punctal plugs, have not been shown to increase tear production.

Pursuant to an agreement with Allergan, we received the right to co-promote Restasis in the United States. We will also receive royalty payments from Allergan on net sales, if any, of Restasis worldwide, excluding most larger Asian markets. The agreement regarding Restasis will be in effect until the expiration of the final patent licensed under the agreement. The agreement also provides for early termination under certain circumstances.

Diquafosol

We are developing diquafosol (diquafosol tetrasodium) for the treatment of dry eye disease. Diquafosol is a dinucleotide that we discovered, which functions as an agonist on the P2Y2 receptor. Diquafosol stimulates the release of natural tear components targeting all three mechanisms of action involved in tear secretion – mucin, lipids and salt. Because diquafosol targets all three mechanisms of action, it forms a natural composition of tears, which is expected to achieve greater efficacy and fewer side effects than other, more palliative therapies. To date, we have completed three Phase III clinical trials of diquafosol for the treatment of dry eye disease. In total, we have tested diquafosol in more than 1,500 individuals. On June 27, 2003, we filed an NDA with the FDA for diquafosol for the treatment of dry eye. In July 2003, the FDA granted Priority Review designation for the diquafosol NDA. In December 2003, we received an approvable letter from the FDA. In response to the letter, we have commenced an additional Phase III clinical trial of diquafosol. We expect to enroll approximately 520 patients across 36 sites. We expect to complete the trial in the first half of 2005. If the trial is successful, we expect to file an amendment to our diquafosol NDA in the first half of 2005.

Pursuant to our agreement with Allergan, we share development and commercialization responsibilities in the United States. Allergan is responsible for regulatory approval in Europe. We are working closely with

Allergan, European regulatory consultants and the European regulatory agencies, to determine what data will be required to support regulatory approval of diquafosol in Europe.

We are considering conducting an additional diquafosol clinical trial. This trial will satisfy multiple purposes, including potentially supplementing our European regulatory submission and providing global marketing information to supplement the potential commercialization of diquafosol. The earliest that this trial is expected to begin is the fourth quarter of 2004. We believe that the FDA will not require this particular trial and that it will not affect the timing of our NDA amendment.

INS37217 Ophthalmic (denufosol for Retinal Disease)

We are developing INS37217 Ophthalmic (denufosol) for the treatment of retinal diseases associated with pathological sub-retinal or intra-retinal accumulation of fluid. These sight-threatening retinal diseases are associated with retinal detachment (where fluid accumulates in the sub-retinal space between the retina and the underlying retinal pigment epithelium, or RPE) and macular edema (where fluid accumulates in the central retina). Restoration of vision is contingent in part on the removal of the pathological fluid accumulation. INS37217 Ophthalmic has been shown in experimental models of retinal detachment to stimulate retinal re-attachment by reabsorbing extraneous sub-retinal fluid across the RPE.

The retina is a thin layer of sensory tissue that captures and processes visual information, and normally remains attached to the underlying RPE. In the most common cause of retinal detachment, breaks or holes in the retina result in the influx of fluid from the vitreous into the sub-retinal space between the retina and RPE, thereby creating rhegmatogenous retinal detachment, or RRD. RRD results in acute loss of vision that may progress over a period of hours to days or weeks. Delayed treatment of this condition can lead to permanent loss of vision and ultimately detachment of the entire retina. RRD progresses when the rate of fluid influx into the sub-retinal space primarily through the retinal break(s) exceeds that of fluid reabsorption across the RPE, thereby enlarging the retinal detachment.

We are developing INS37217 Ophthalmic as an intravitreal injection initially for RRD. We believe that INS37217 Ophthalmic may become the first FDA approved product to be administered as first-line therapy to enable retinal reattachment in some RRD patients without the need for invasive surgery. We are currently conducting a 160-patient, Phase II clinical trial of INS37217 Ophthalmic for the treatment of retinal detachment. Because of its ability to stimulate fluid reabsorption across the RPE, INS37217 Ophthalmic may be useful to treat other retinal diseases also associated with pathological accumulation of sub-retinal or intra-retinal fluid, including diabetic and non-diabetic macular edema.

INS37217 Respiratory (denufosol for Cystic Fibrosis)

INS37217 Respiratory (denufosol) for the treatment of cystic fibrosis (CF) is a P2Y2 agonist, which we designed to enhance the innate mucosal hydration and mucociliary clearance mechanisms of the lung, which in CF patients are seriously impaired due to a genetic defect. By hydrating airways and stimulating mucociliary clearance through stimulation of the P2Y2 receptor, we expect that INS37217 Respiratory will help keep the lungs of CF patients clear of thickened mucus, reducing infections and the damage that occurs as a consequence of the retention of thick and tacky infected secretions. We further believe that these effects may result in reduced frequency and length of hospitalizations, reduced need for antibiotics and other medications, reduced deterioration of lung function and improved respiratory symptoms and health status. In addition, we believe this product candidate to be complementary with the two currently approved products, Pulmozyme® and TOBI®, neither of which affects the underlying ion-transport defects in cystic fibrosis airways.

We reported results in April 2004 from a double blind, placebo-controlled, 28-day Phase II clinical trial involving 90 patients with mild cystic fibrosis. The trial showed that INS37217 Respiratory was well tolerated at the three doses tested in the study. In addition, at the end of the four-week study, patients receiving drug had significantly better lung function than patients receiving placebo as determined by multiple spirometry measures. We expect to present detailed results from this trial at the North American Cystic Fibrosis Conference in October 2004. Results of this study and plans for the next study will be discussed with cystic fibrosis experts and the FDA in the coming months, and we are currently planning a second Phase II trial for the product. Inspire has received Orphan Drug Status and Fast Track designation from the FDA for this potential cystic fibrosis treatment.

INS50589 – for the inhibition of platelet aggregation

INS50589 is a P2Y12 antagonist that we are developing as a potent, selective and reversible inhibitor of platelet aggregation for the use in the treatment of acute cardiovascular diseases. Platelets, small disk-shaped blood cells, are responsible for initiating and maintaining blood clots. These cells have P2 receptors, including the P2Y12 receptor, on their surface that respond to a soluble clotting factor called adenosine 5’-diphosphate (ADP). It has been demonstrated that pharmacological intervention to inhibit platelet aggregation has potential benefit on a number of debilitating acute and chronic diseases such as myocardial infarction, unstable angina, stroke and peripheral arterial disease. Inhibition of platelet P2Y12 receptors in particular reduces the relative risk of thrombotic events such as myocardial infarction, stroke and cardiovascular death.

INS50589 is a novel platelet aggregation inhibitor that has a rapid onset and offset mechanism of action and is intended for intravenous administration. In preclinical studies it has been shown to produce dose-dependent and sustained inhibition of platelet aggregation during the administration, and protect against mortality resulting from systemic intravascular thromboembolism. We believe that the fast offset pharmacokinetic property, coupled with the ability to inhibit both platelet aggregation and degranulation/secretion, are key differentiating characteristics from other approved anti-platelet agents. Pending completion of successful preclinical evaluation, we intend to file an IND application and commence a Phase I clinical trial for INS50589 in the second half of 2004.

Other Development Programs

We have several other product candidates in various stages of clinical development and one product candidate identified in preclinical development for which we expect to file an Investigational New Drug Application, or IND, in 2004. Our product candidates in clinical trials are based on proprietary technology relating to specific receptors known as P2 receptors. Diquafosol and denufosol are based on our discovery work on the particular sub-type within the P2 family, known as P2Y2, which plays a significant role in maintaining proper mucosal hydration and mucociliary clearance and is thus important in treating certain ophthalmic and respiratory diseases. We also are applying our expertise to other applications of P2 receptor subtypes, such as P2Y12 for the inhibition of platelet aggregation and P2X for the treatment of pain.

INS316 Diagnostic (uridine 5’-triphosphate) is a P2Y2 agonist with a short duration of action. It was under development as an acute-use inhaled solution to stimulate enhanced clearance of mucus from the lungs to produce a sputum specimen to aid in the diagnosis of lung cancer. Analysis of a Phase III clinical trial is continuing. While we do not intend to pursue additional development of INS316, data from this program is being provided to our partner, Kirin Brewery Co, Ltd., and Kirin is evaluating its future development plans.

Our Strategy

Our business objective is to become a leading biopharmaceutical company focused on discovering, developing and commercializing new treatments for diseases primarily in the ophthalmic and respiratory areas. We intend to advance multiple product candidates in areas where we have expertise through drug discovery, clinical trials, strategic alliances and in-licensing, and to be involved in the marketing and sale of our products. A key element of our strategy is to build a sustainable pipeline of innovative new treatments based upon our expertise in certain therapeutic areas. All of our current clinical programs represent P2Y2 receptor-based technology targeting ophthalmic and respiratory indications. We are also expanding into other clinical areas, such as P2Y12 receptor blockers for a platelet aggregation inhibitor indication. Our strategy is to:

•	Aggressively Advance Our Product Candidates. We focus significant energy and resources to rapidly and efficiently develop our existing product candidates. We have a program in Phase III clinical development and two programs in Phase II clinical development for very important diseases where current treatments do not adequately address the disease. We are also about to initiate an additional clinical program in another therapeutic area, cardiovascular disease.

•	Develop or In-License New Products. Our research focus is to discover new pharmaceutical products that expand upon and ultimately beyond our P2 receptor technology. We have internal programs and sponsored research and development agreements with universities to discover and develop new pharmaceutical products based on other P2 subtypes, such as P2Y12 receptors, as well as non-P2 receptor targets. We intend to be opportunistic with regard to in-licensing products in various stages of development in our core areas of ophthalmology and respiratory disease.

•	Commercialize Products through a Concentrated Sales and Marketing Effort in Our Target Areas. A key element of our strategy is to be involved in the direct sales and marketing activities of our products in North America. To that end, we have developed a specialty sales and marketing organization to support the commercialization of Elestat and Restasis to ophthalmologists, optometrists and allergists. We expect to utilize our domestic sales and marketing capability as we launch additional products, including, if approved, diquafosol.

•	Establish Strategic Relationships that Enhance and Complement Our Own Product Development and Commercial Organization. Collaborations are, and will continue to be, a key component of our corporate strategy. We have entered into alliances with pharmaceutical companies for the successful commercialization of our products, especially to address markets outside North America where we do not intend to develop infrastructure to commercialize our products. In addition, we will develop alliances that enrich our product candidate pipeline and broaden our commercial efforts.

•	Protect and Enhance Our Technology Leadership Position. We have a substantial intellectual property position related to our technology. We currently have 43 issued patents, 24 exclusively owned, 7 jointly owned and exclusively licensed, 9 exclusively licensed, and 3 solely licensed. We also have other U.S. patents pending, and multiple foreign patents issued and pending. We intend to continue to pursue an aggressive patent strategy to protect our expanding proprietary discoveries.

The name Inspire Pharmaceuticals and our logo are trademarks of Inspire Pharmaceuticals, Inc. Other trademarks and trade names appearing in this prospectus supplement and accompanying prospectus, including Elestat ™ and Restasis ®, are the property of their holders.

THE OFFERING

Common stock offered by us	6,000,000 shares

Common stock to be outstanding after this offering	37,951,512 shares

Use of Proceeds

We intend to use the net proceeds from the sale of common stock in this offering for the clinical development of our product candidates and product commercialization, discovery research and pre-clinical activities and working capital and other corporate purposes. You should read the discussion under the heading “Use of Proceeds” for more information.

Nasdaq National Market symbol	ISPH

The number of shares of our common stock to be outstanding after this offering is based upon our shares of common stock outstanding as of March 31, 2004 and assumes that no options or warrants have been exercised since March 31, 2004, and does not include:

•	an aggregate of 4,567,153 shares of common stock subject to outstanding options as of March 31, 2004 at a weighted average exercise price of $10.59 per share;

•	285,092 shares of common stock issuable upon exercise of warrants outstanding as of March 31, 2004 at a weighted average exercise price of $7.80 per share; and

•	an additional 273,480 shares of common stock reserved for issuance upon exercise of options that may be granted subsequent to March 31, 2004 under our Amended and Restated 1995 Stock Plan, as amended. On June 10, 2004, an additional 750,000 shares of common stock were authorized by our stockholders and reserved for issuance under our Amended and Restated 1995 Stock Plan.

Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional 900,000 shares of common stock.

SUMMARY FINANCIAL DATA

The statements of operations data for each of the three years ended December 31, 2003 have been derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP. The statements of operations data for the three months ended March 31, 2003 and 2004, and the balance sheet data as of March 31, 2004, are unaudited but include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such data. The data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Operations” contained in our Form 10-K for the year ended December 31, 2003, our Form 10-Q for the quarter ended March 31, 2004 and our financial statements and related footnotes incorporated by reference in this prospectus supplement.

	Year ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$7,285	$4,883	$5,200	$1,100	$609

Operating expenses:
Research and development	28,193	25,229	27,631	7,116	5,149
Selling and marketing	124	60	2,838	356	5,938
General and administrative	5,758	5,091	7,002	1,482	2,186

Total operating expenses	34,075	30,380	37,471	8,954	13,273

Loss from operations	(26,790)	(25,497)	(32,271)	(7,854)	(12,664)
Other income, net	3,655	804	876	107	236

Net loss	$(23,135)	$(24,693)	$(31,395)	$(7,747)	$(12,428)

Net loss per common share—basic and diluted	$(0.90)	$(0.96)	$(1.03)	$(0.29)	$(0.39)
Common shares used in computing weighted average common shares outstanding—basic and diluted	25,702	25,821	30,526	26,654	31,902

	As of March 31, 2004
	Actual	As Adjusted
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and investments	$63,016	$130,016
Total assets	69,125	136,125
Long-term liabilities	2,374	2,374
Stockholders’ equity	58,870	125,870

The preceding table summarizes our balance sheet data at March 31, 2004 (i) on an actual basis and (ii) as adjusted to reflect our sale of the 6,000,000 shares of common stock at a public offering price of $12.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our common stock involves various risks. In addition to the risks described under “Risk Factors” beginning on page 13 of the accompanying prospectus, you should carefully consider the following risk factors in conjunction with the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making a decision to purchase our common stock.

Investors who purchase shares in this offering may experience dilution.

In order to raise additional capital, we expect that we will in the future offer additional shares of common stock at prices that may not be the same as the price per share in this offering. We have an effective shelf registration statement from which we can offer up to $140 million worth of shares of common stock from time to time. This means that, while the shelf registration statement remains effective, and assuming the underwriters do not exercise their over-allotment option, we have the ability to sell approximately $68.0 million worth of additional shares of common stock under that registration statement using the public offering price of $12.00 per share in this offering. We cannot assure you that we will be able to sell shares in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering. If the price per share at which we sell additional shares of common stock in future transactions is less than the price per share in this offering, investors who purchase common stock in this offering will suffer a dilution of their investment.

We may allocate the net proceeds from this offering in ways with which you may not agree.

Our expected use of the proceeds of this offering is general in nature and is subject to change based upon changing conditions and opportunities. Our management has broad discretion in applying the net proceeds we estimate we will receive in this offering. Because the net proceeds are not required to be allocated to any specific use, investment or transaction, you cannot determine at this time the value or propriety of our application of the proceeds. Moreover, you will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. As a result, you and other stockholders may not agree with our decisions.

If Allergan is unsuccessful in its litigation with the FDA regarding the reclassification of Restasis®, it will continue to be classified as an antibiotic, thus exempting it from benefits under the Hatch-Waxman Act.

In March 2003, soon after the FDA approved Restasis® as a new drug, the FDA reclassified the active ingredient of Restasis®, cyclosporine, as an antibiotic, resulting in Restasis® not being eligible to benefit from the patent term extension or non-patent market exclusivity protections of the Hatch-Waxman Act. Allergan has commenced litigation against the FDA regarding the reclassification of Restasis® and the loss of the protections of the Hatch-Waxman Act. Because Restasis® does not currently have the protections of the Hatch-Waxman Act, and in the absence of protection under the patents pertaining to Restasis®, a generic competitor will be able to file an Abbreviated New Drug Application, or ANDA, for the FDA’s review without providing Allergan with notice of such filing. If the FDA approves such an ANDA, the generic competitor may enter the market to compete with Allergan and us. Therefore, if Allergan is not successful in its litigation with the FDA, Restasis® may face increased competition from third parties, possibly reducing our potential revenues from our Restasis® co-promotion agreement with Allergan.

If our patent protection is inadequate, the development and any possible sales of our product candidates could suffer or competitors could force our products completely out of the market.

Our business and competitive position depends on our ability to continue to develop and protect our products and processes, proprietary methods and technology. Except for patent claims covering new chemical compounds, most of our patents are use patents containing claims covering methods of treating disorders and diseases by administering therapeutic chemical compounds. Use patents, while providing adequate protection for commercial efforts in the United States, may afford a lesser degree of protection in other countries due to their patent laws. Besides our use patents, we have patents and patent applications covering compositions (new chemical compounds), pharmaceutical formulations and processes for large-scale manufacturing. Many of the chemical compounds included in the claims of our use patents and process applications were known in the scientific community prior to our patent applications. None of our composition patents or patent applications cover these previously known chemical compounds, which are in the public domain. As a result, competitors may be able to commercialize products that use the same previously known chemical compounds used by us for the treatment of disorders and diseases not covered by our use patents. Such competitors’ activities may reduce our revenues.

If we must defend a patent suit, or if we choose to initiate a suit to have a third party patent declared invalid, we may need to make considerable expenditures of money and management time in litigation. We believe that there is significant litigation in the pharmaceutical and biotechnology industry regarding patent and other intellectual property rights. A patent does not provide the patent holder with freedom to operate in a way that infringes the patent rights of others. While we are not aware of any patent that we are infringing, nor have we been accused of infringement by any other party, other companies may have, or may acquire, patent rights which we might be accused of infringing. A judgment against us in a patent infringement action could cause us to pay monetary damages, require us to obtain licenses, or prevent us from manufacturing or marketing the affected products. In addition, we may need to initiate litigation to enforce our proprietary rights against others. Should we choose to do this, as with the above, we may need to make considerable expenditures of money and management time in litigation. Further, we may have to participate in interference proceedings in the United States Patent and Trademark Office, or USPTO, to determine the priority of invention of any of our technologies.

Our ability to develop sufficient patent rights in our pharmaceutical, biopharmaceutical and biotechnology products to support commercialization efforts is uncertain and involves complex legal and factual questions. For instance, the USPTO examiners may not allow our claims in examining our patent applications. If we have to appeal a decision to the USPTO’s Appeals Board for a final determination of patentability we could incur substantial legal fees.

If FDA does not conclude that our products meet statutory requirements for safety and efficacy, we will be unable to obtain regulatory approval for marketing in the United States, and if foreign governments do not conclude that our products meet their requirements for marketing, we will be unable to sell those products in those foreign markets.

To achieve profitable operations, we must, alone or with others, successfully identify, develop, introduce and market proprietary products. We have not received marketing approval for any of our products, although we are co-promoting two products with Allergan, and have one product candidate, diquafosol for dry eye disease, under review by the FDA for commercial approval. Although our NDA has been accepted and we have received an approvable letter for diquafosol, the FDA has informed us that an additional clinical study must be conducted to replicate the efficacy that was demonstrated by an earlier clinical trial. There is no guarantee that an additional clinical trial will be successful or that the FDA will approve diquafosol and allow us to begin selling it in the United States. Even if we do receive FDA approval for diquafosol, we and Allergan may not be able to successfully commercialize diquafosol in the United States. We have not applied for marketing approval of diquafosol in any other jurisdiction.

With the exception of our five product candidates in clinical trials, diquafosol, INS37217 Respiratory, INS37217 Ophthalmic, INS37217 Intranasal and INS316 Diagnostic, all of our remaining product candidates are in research or preclinical development. A substantial amount of work will be required to advance these candidates to clinical testing. We will have to conduct significant additional development activities and non-clinical and clinical tests, and obtain regulatory approval before our product candidates can be commercialized. Product candidates that may appear to be promising at early stages of development may not successfully reach the market for a number of reasons. The results of preclinical and initial clinical testing of our products under development may not necessarily indicate the results that will be obtained from later or more extensive testing. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials, as was the case with our INS37217 Intranasal program. Our ongoing clinical studies might be delayed or halted for various reasons, including:

•	The drug is not effective, or physicians think that the drug is not effective;

•	The drug effect is not statistically significant compared to placebo;

•	Patients experience severe side effects during treatment;

•	Patients die during the clinical study because their disease is too advanced or because they experience medical problems that may or may not relate to the drug being studied;

•	Patients do not enroll in the studies at the rate we expect;

•	We decide to modify the drug during testing; or

•	We allocate limited financial and other resources to other clinical programs.

The introduction of our products in foreign markets will subject us to foreign regulatory clearances, the receipt of which may be unpredictable and uncertain, and which may impose substantial additional costs and burdens which we or our partners in such foreign markets may be unwilling or unable to pay. As with the FDA, foreign regulatory authorities must be satisfied that adequate evidence of safety, quality, and efficacy of the product has been presented before marketing authorization is granted. The foreign regulatory approval process includes all of the risks associated with obtaining FDA marketing approval. Approval by the FDA does not ensure approval by other regulatory authorities.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $67 million, after deducting underwriting discounts and commissions and our estimated offering expenses. We will use the net proceeds of this offering for the clinical development of our product candidates and product commercialization, for discovery research and pre-clinical activities, and for working capital and other corporate purposes, including potential strategic alliances and/or the acquisition of businesses, technologies or products complementary to our business. The information above represents a possible use of the net proceeds of this offering based upon the current state of our business operations, our current business plan and strategy and current economic and industry conditions.

The amount and timing of our expenditures will vary depending on the following:

•	the progress of our clinical and pre-clinical development projects, including the number and type of studies required for a particular compound;

•	entering into new corporate partnerships and the attainment of milestones with our existing corporate partners;

•	the progress of our research and development activities, including our confirmatory Phase III diquafosol trial, other diquafosol trials, further trials of INS37217 Respiratory in patients with cystic fibrosis, development of our treatment for retinal detachment, and post-approval Elestat™ trials;

•	the timing of the regulatory approval of diquafosol in the United States and other jurisdictions;

•	pre-approval and post-marketing regulatory requirements of the FDA and other regulatory bodies;

•	the size, scope and success of our sales and marketing programs, including the market acceptance of Restasis® and Elestat™;

•	progress by our collaborators;

•	the costs involved in enforcing patent claims and other intellectual property rights;

•	competitive conditions; and

•	general industry and economic conditions.

Pending use of the net proceeds for the purposes described above, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2004 on an actual basis and as adjusted to reflect the sale of 6,000,000 shares of common stock in this offering and our use of the estimated net proceeds from this offering as described under “Use of Proceeds.”

	March 31, 2004
	Actual	As Adjusted
	(In thousands except share data)
Capital leases—excluding current portion	$903	$903

Common stock, $0.001 par value; 60,000,000 shares authorized; 31,951,512 shares issued and outstanding (actual); 37,951,512 shares issued and outstanding (as adjusted)	32	38
Additional paid-in capital	198,579	126,573
Other comprehensive loss	(219)	(219)
Accumulated deficit	(139,522)	(139,522)

Total stockholders’ equity	58,870	125,870

Total capitalization	$59,773	$126,773

DILUTION

Our net tangible book value at March 31, 2004 was approximately $57.9 million, or $1.81 per share. Net tangible book value per share is determined by dividing our tangible net worth (total assets less total liabilities and intangible assets) by the number of shares of common stock outstanding. After giving effect to our sale of the 6,000,000 shares of common stock offered by this prospectus supplement at a public offering price of $12.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses, our net tangible book value at March 31, 2004 would have been approximately $124.9 million, or $3.29 per share. This represents an immediate increase in net tangible book value of $1.48 per share to existing stockholders and an immediate dilution in net tangible book value of $8.71 per share to new investors purchasing shares at the assumed public offering price. The following table illustrates this per share dilution:

Assumed public offering price per share		$12.00
Net tangible book value per share before the offering	$1.81
Increase per share attributable to this offering	$1.48

Net tangible book value per share after the offering		$3.29

Dilution per share to new investors		$8.71

At March 31, 2004, we had outstanding options and warrants to purchase shares of common stock as follows:

	Number of Shares Subject to Options/Warrants	Weighted Average Exercise Price
Options	4,567,153	$10.59
Warrants	285,092	$7.80

Additionally, as of March 31, 2004, there were 273,480 shares available for future grants under our Amended and Restated 1995 Stock Plan, as amended. On June 10, 2004, an additional 750,000 shares of common stock were reserved for issuance under our Amended and Restated 1995 Stock Plan. To the extent option or warrant holders exercise any of these options or warrants, there will be further dilution to new investors.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc., Piper Jaffray & Co. and SG Cowen & Co., LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them the number of shares of our common stock indicated below:

Underwriter	Number of Shares

Morgan Stanley & Co. Incorporated	2,700,000

Deutsche Bank Securities Inc.	1,500,000

Piper Jaffray & Co.	900,000

SG Cowen & Co., LLC	900,000

Total	6,000,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement and accompanying prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are purchased. However, unless the underwriters exercise their option, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.47 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 900,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $82.8 million, the total underwriters’ discounts and commissions would be $5.0 million and the total proceeds to the Company would be $77.8 million.

Our common stock is quoted on The Nasdaq National Market under the symbol “ISPH.”

In connection with this offering, we have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. These restrictions do not apply to:

•	the sale of shares pursuant to this prospectus supplement;

•	our issuance of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus that is described in this prospectus;

•	the grant of any stock option or stock purchase right pursuant to our Amended and Restated 1995 Stock Plan, provided that such stock purchase right shall not be exercisable during the period ending 90 days after the date of the prospectus supplement; or

•	our registration of shares of common stock on Form S-8 in relation to our Amended and Restated 1995 Stock Plan.

In connection with this offering, all of our directors and officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. These restrictions do not apply to:

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering; or

•	transfers by gift, will or intestacy, or to immediate family members, provided that the transferee agrees to be bound by such restrictions and the transfer does not require a filing with the Securities and Exchange Commission other than filing a Form 5 after the termination of the 90-day period.

In addition, the lock-up restrictions described above shall not apply to sales of common stock pursuant to the sales plans of two of our executive officers, Drs. Shaffer and Kellerman, established in accordance with Rule 10b5-1 of the Exchange Act.

Notwithstanding the foregoing restrictions applicable to us or our directors and officers, if:

•	during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period,

these restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The following table shows the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock from us.

	Paid by the Company
	No Exercise	Full Exercise
Per share	$0.72	$0.72
Total	$4,320,000	$4,968,000

In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

A prospectus supplement or accompanying prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. Other than the prospectus supplement or accompanying prospectus in electronic format, the information on any of these websites and any other information contained on a website maintained by an underwriter or syndicate member is not part of this prospectus supplement or accompanying prospectus.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares being offered hereby will be passed upon for Inspire by Reed Smith LLP. Ropes & Gray LLP, Boston, Massachusetts, will pass upon certain legal matters for the underwriters.

EXPERTS

The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of Inspire Pharmaceuticals, Inc. for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We will provide without charge to any person to whom this prospectus supplement is delivered, upon written or oral request of such person, a copy of each document incorporated by reference in the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into this prospectus supplement). Requests should be directed to Mary Bennett, Sr. Vice President, Operations and Communications, 4222 Emperor Boulevard, Suite 200, Durham, North Carolina 27703-8466. Our telephone number is (919) 941-9777 and our World Wide Web site is located at www.inspirepharm.com. Information on the Web site is not incorporated by reference in this prospectus supplement or the accompanying prospectus.

PROSPECTUS

$140,000,000

Common Stock, $.001 Par Value

The shares of common stock of Inspire Pharmaceuticals, Inc. covered by this prospectus may be offered and sold to the public by us from time to time in one or more issuances.

Our common stock is quoted on the Nasdaq National Market under the symbol “ISPH.” On April 12, 2004, the closing price of a share of our common stock on the Nasdaq National Market was $13.59 per share. The mailing address and telephone number of our principal executive offices is 4222 Emperor Boulevard, Suite 200, Durham, North Carolina 22703-8466 and (919) 941-9777.

This prospectus provides you with a general description of the shares that we may offer. Each time we sell shares, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” before you make your investment decision.

We will sell the shares to underwriters or dealers, through agents, or directly to investors, at prices and on terms to be determined at the time of the offering.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 7, 2004.

You should rely only on the information contained in this prospectus or any supplement. We have not authorized anyone to provide you with information different from that which is contained in or incorporated by reference to this prospectus. We are offering to sell shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

A BOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf process, we may, from time to time, issue and sell to the public any part or all of the shares described in the registration statement in one or more offerings up to an aggregate dollar amount of $140,000,000.

Below is an overview of Inspire Pharmaceuticals, Inc. This overview does not contain all of the information that we have included in this prospectus or that is incorporated by reference in this prospectus. You should read the following overview along with the more detailed information included herein or incorporated by reference in this prospectus, including risk factors regarding our business.

I NSPIRE PHARMACEUTICALS, INC.

We are a biopharmaceutical company dedicated to discovering, developing and commercializing prescription products in disease areas with significant commercial markets and unmet medical needs. Our primary focus is in the ophthalmic and respiratory therapeutic areas where we have significant expertise. Our ophthalmic products and product candidates are concentrated in the allergic conjunctivitis, dry eye disease and retinal disease indications. We are working on respiratory product candidates for the treatment of cystic fibrosis and upper respiratory disorders. Our portfolio of products and product candidates include:

PRODUCTS AND PRODUCT CANDIDATES	COLLABORATIVE PARTNER	INDICATION	CURRENT STATUS
PRODUCTS
Elestat™	Allergan	Allergic conjunctivitis	Approved by the FDA October 2003

Restasis®	Allergan	Dry eye disease	Approved by the FDA December 2002

HIGHER PRIORITY PRODUCT CANDIDATES
diquafosol tetrasodium (INS365)	Allergan and Santen Pharmaceutical	Dry eye disease	NDA filed, Approvable letter received December 2003, Confirmatory Phase III planned

INS37217 Respiratory (denufosol tetrasodium)	Cystic Fibrosis Foundation Therapeutics	Cystic fibrosis	Phase II

INS37217 Ophthalmic (denufosol tetrasodium)	None	Retinal disease	Phase II

INS50589 Cardiovascular	None	Cardiovascular diseases	Preclinical

LOWER PRIORITY PRODUCT CANDIDATES
INS37217 Intranasal (denufosol tetrasodium)	None	Upper respiratory disorders	Phase II

INS316 Diagnostic (uridine 5’-triphosphate)	Kirin Brewery, Pharmaceutical Division	Lung cancer diagnostic	Phase III

We have acquired the rights to market Elestat™ and Restasis® in the United States under co-promotion agreements with Allergan, Inc., or Allergan, and we receive royalty payments based upon net sales of these products. We have five product candidates in various stages of clinical development and one product candidate identified in preclinical development for which we expect to file an Investigational New Drug Application, or IND, in 2004. Our product candidates in clinical trials are based on proprietary technology relating to specific receptors known as P2 receptors. Our lead product candidates are P2Y receptor agonists that target ophthalmic, respiratory conditions and other diseases where current treatments are not adequate. We recently have begun to apply our expertise to other applications of P2 receptor subtypes as well as advancing several non-P2Y programs.

History

We were incorporated in October 1993 and commenced operations in March 1995 following our first substantial financing and licensing of the initial technology from The University of North Carolina at Chapel Hill, or UNC. Since that time, we have been engaged in the discovery and development of novel pharmaceutical products, and more recently, in the co-promotion of products. We are located in Durham, North Carolina, adjacent to the Research Triangle Park.

Our Strategy

Our business objective is to become a leading biopharmaceutical company focused on discovering, developing and commercializing new treatments for diseases primarily in the ophthalmic and respiratory areas. We intend to advance multiple product candidates in areas where we have expertise through drug discovery, clinical trials, strategic alliances and in-licensing, and to be involved in the marketing and sale of our products. A key element of our strategy is to build a sustainable pipeline of innovative new treatments based upon our expertise in certain therapeutic areas. All of our current clinical programs represent P2Y2 receptor-based technology targeting ophthalmic and respiratory indications. We are also expanding into other clinical areas, such as P2Y12 receptor blockers for a platelet aggregation inhibitor indication. Our strategy is to:

•	Aggressively Advance Our Product Candidates. Our focus is on rapidly and efficiently discovering, developing and commercializing therapies where current treatments are less than optimal and where therapeutic market opportunities exist.

•	Commercialize Products through a Concentrated Sales and Marketing Effort in Our Target Areas. We plan to participate in the commercialization of our product candidates through co-promotion arrangements. To that end, we have developed a small, specialty sales and marketing organization to support the commercialization of Elestat™ and Restasis® to ophthalmologists, optometrists and allergists. In the biopharmaceutical industry, a substantial percentage of the profit generated from successful drug development is generally retained if the developing company is directly involved in the sales and marketing of the product. This structure will allow us to realize a higher percentage of revenue from our products. Key elements of our strategy are to be involved in the direct sales and marketing activities of our products in North America, and to license our product candidates to partners that can successfully commercialize our products on a worldwide basis outside of North America. We expect to leverage our domestic commercial capability as we launch additional products.

•

Establish Strategic Relationships that Enhance and Complement Our Own Product Development and Commercial Organization. Collaborations are, and will continue to be, a key component of our corporate strategy. We have entered into alliances with pharmaceutical companies for the successful commercialization of our products, especially to address markets outside North America where we do not intend to develop infrastructure to commercialize our products. In order to maximize global return to us of late-stage development products, we will continue to establish and expand strategic alliances with leading pharmaceutical companies in our target markets. In general, we seek to advance our compounds into later-stage clinical trials before partnering such compounds so as to retain the maximum economic benefit. In addition, we will develop alliances that enrich our product candidate pipeline and broaden our commercial efforts. We intend to be opportunistic with regard to in-licensing products in various stages of development in our core areas of ophthalmology, respiratory and allergy, including those with regulatory approval in the United States.

•	Protect and Enhance Our Technology Leadership Position. We have a substantial intellectual property position related to our technology. We currently have 40 issued patents, 23 exclusively owned and 17 exclusively licensed. We also have other United States patents pending, and multiple foreign patents issued and pending. We intend to continue to pursue an aggressive patent strategy to protect our expanding proprietary discoveries.

•	Develop or In-License New Products Outside Our Proprietary P2 Technology Platform. Our research focus is to discover new pharmaceutical products that expand beyond our P2 receptor technology. We have internal programs and sponsored research and development agreements with universities to discover and develop new pharmaceutical products based on other P2 subtypes, such as P2Y12 receptors, as well as non-P2 receptor targets for nonmucosal disorders.

Commercial Products

Elestat™

Overview. In December 2003, we entered into an agreement with Allergan to co-promote Elestat™ (epinastine HCl ophthalmic solution 0.05%) to ophthalmologists, optometrists and allergists in the United States. Elestat™ was approved by the U.S. Food and Drug Administration, or FDA, in October 2003 for the prevention of itching associated with allergic conjunctivitis. We launched and began promoting Elestat™ in the United States in February 2004 within the eye care and allergy area.

Elestat™, a topical antihistamine with mast cell stabilizing and anti-inflammatory activity, was developed by Allergan for the relief of ocular itching associated with ocular allergies. Its multi-action effects inhibit binding to both H1 and H2 receptors, while preventing recruitment and activation of pro-inflammatory mediators that can trigger and exacerbate the allergic response. Elestat™ has a rapid onset of action, and in pivotal clinical trials was well tolerated by patients and demonstrated a favorable safety profile.

Market Opportunity. Allergies affect more than 40 million people in the United States annually, including 20% to 30% of adults and up to 40% of children. Allergic conjunctivitis may occur in up to 90% of those patients suffering from allergies. The annual United States market for ocular allergy prescriptions is approximately $425 million, with a strong growth rate of 17% over 2002. In terms of dollars, this market has shown double-digit growth over the past six years. Elestat™ is indicated for adults and children at least 3 years old.

Co-Promotion Agreement. We have the primary responsibility for selling, promotional and marketing activities of Elestat™ in the United States and will be responsible for the associated costs. We work with Allergan collaboratively on overall product strategy and management in the United States. Allergan records Elestat™ sales and remains responsible for all other product costs. Allergan also retains the licensing rights relating to promotion of Elestat™ to prescribers other than ophthalmologists, optometrists and allergists; but we have a right of first refusal to obtain such rights in the event Allergan decides to engage a third party to undertake such activities. Under the terms of the agreement, we paid Allergan an up-front payment and Allergan will pay a royalty to us on United States Elestat™ net sales; except in the event that a third party is engaged by Allergan to promote Elestat™ to prescribers outside of our field, in which case we will be paid a proportionate share of United States Elestat™ net sales based upon filled prescriptions written by ophthalmologists, optometrists and allergists. Allergan also retains rights to all international sales and marketing activities relating to the drug.

Restasis®

Overview. In June 2001, we entered into a joint license, development and marketing agreement with Allergan to develop and commercialize diquafosol tetrasodium (INS365) which included the right to co-promote

Allergan’s Restasis® (cyclosporine ophthalmic emulsion) 0.05%, each for the treatment of dry eye disease, in the United States. In December 2002, Restasis® was approved for sale by the FDA and Allergan launched Restasis® in the United States in April 2003. In January 2004, we began co-promotion of Restasis® in the United States and will receive a royalty on Restasis® net sales beginning April 2004.

Restasis® is the first approved pharmacologically active therapy for patients in the United States with keratoconjunctivitis sicca, or dry eye disease, whose tear production is presumed to be suppressed due to ocular inflammation. Dry eye disease is a painful, burning and irritating condition involving abnormalities and deficiencies in the tear film due to a variety of causes. Restasis® has been shown to improve tear production which leads to significant improvement in ocular surface integrity which, in turn, resolves dry eye symptoms and returns the surface of the eye to a more normal state while providing relief of the symptoms associated with dry eye disease.

Market Opportunity. Other than Restasis®, the current treatments for dry eye disease in the major markets consist of artificial tear solutions and lubricant eye drops. In some cases, small plugs are inserted by physicians in the tear duct to slow tear drainage. Artificial tears, which are available as over-the-counter and, in some countries, as prescription products, provide temporary relief of symptoms, but can also wash out the natural proteins and other components that keep an eye healthy. We estimate, based on an extrapolation from United States data, that moderate to severe dry eye disease affects approximately thirty million people in the eight major international prescription pharmaceutical markets and ten million of these are in North America. Dry eye disease can be caused by eye stress, aging, environmental factors, autoimmune disorders and various medications. Because dry eye disease is more prevalent among the elderly and post-menopausal women, this market is expected to grow as populations age. We estimate that, in the eight major international prescription pharmaceutical markets, sales of prescription and over-the-counter pharmaceutical products for dry eye disease treatments exceed $500 million annually. Allergan recorded $38.3 million of Restasis® revenue in the United States for the April to December 2003 time period, its first nine months as a commercial product. Allergan has projected 2004 Restasis® revenue of $75-95 million.

Collaborative Agreement. In the third quarter of 2003, we exercised our right to co-promote Restasis® under the joint license, development and marketing agreement with Allergan. In December 2003, at the time we entered into the co-promotion agreement relating to Elestat™, we amended the joint license, development and marketing agreement to reduce the royalty rates that we would receive upon the sale of Restasis®. We began promoting Restasis® in January 2004 and we will receive royalty payments from Allergan on net sales of Restasis® beginning April 2004.

Higher Priority Products In Clinical Development

Diquafosol tetrasodium (INS365) for the treatment of dry eye disease.

Overview. Diquafosol is an ophthalmic product candidate designed to treat dry eye disease and is expected to complement Restasis®, if and when it receives regulatory approval. The abnormalities responsible for dry eye disease are typically characterized by a decrease in tear production, an increase in tear evaporation or the improper mixture of the eye’s tear film components. If left untreated, dry eye disease can result in permanent corneal damage and visual impairment.

Diquafosol is a P2Y2 receptor agonist that activates the P2Y2 receptors on the surface of the eye and inner lining of the eyelid to stimulate the release of water, salt, mucin and lipids—the key components of natural tears. Mucin is made in specialized cells and acts to lubricate surfaces. Lipids in the eye are oily substances that form the outer-most layer of the tear film and are responsible for the prevention of excessive tear fluid evaporation. We are developing diquafosol as an eye drop for dry eye disease. We believe that diquafosol can be the second FDA approved pharmacologically active agents to treat dry eye disease, and the first one with this mechanism of action. In preclinical testing, our product increased the secretions of natural tear components, which we believe can help restore a natural tear film, reduce dry eye disease symptoms, help prevent long-term corneal damage, and improve ocular surface health in dry eye disease sufferers. Because diquafosol and Restasis® have different mechanisms of action, we consider them complementary products and believe the commercial opportunity of these products to be significant.

Development Status. On June 27, 2003, we submitted a New Drug Application, or NDA, to the FDA, and we were notified that our NDA was granted a “priority review” on July 31, 2003. On December 19, 2003, we received an approvable letter from the FDA. In January 2004, we met with the FDA to discuss the additional clinical study which they requested. Based upon this discussion, we now have a clear understanding of the FDA’s additional requirement for the regulatory approval of diquafosol and are working closely with them to develop a protocol for a new Phase III clinical study. We intend to initiate and begin enrollment in a confirmatory Phase III trial in the first half of 2004. In addition, we are assisting Allergan in the planning for a European regulatory submission that will seek approval of the right to commercialize diquafosol for dry eye disease in the European Union.

Collaborative Agreement. Under the joint license, development and marketing agreement with Allergan, we have continued our efforts to develop and commercialize diquafosol. Under this agreement, we have received up-front and milestone payments of $11 million and may receive up to an additional $28 million in milestone payments assuming the successful completion of all remaining diquafosol milestones. We will also receive royalty payments from Allergan on net sales, if any, of diquafosol worldwide, excluding most larger Asian markets. In the third quarter of 2003, we exercised our right under the Allergan agreement to co-promote diquafosol with Allergan in the United States and expect to begin promoting this product if and when we receive FDA approval and the product is launched. Our partner, Santen Pharmaceutical Co., Ltd., or Santen, is developing diquafosol in Japan and nine other Asian countries. Diquafosol is currently in Phase II clinical trials in Japan.

INS37217 Respiratory (denufosol tetrasodium) for the treatment of cystic fibrosis.

Overview. We are developing INS37217 Respiratory (denufosol tetrasodium) as an inhaled product for the treatment of cystic fibrosis. We believe our product may become the first FDA approved product that mitigates the underlying ion-transport defect in the airways of patients with cystic fibrosis. This product has been granted orphan drug status by the FDA and is also on fast-track review status for its approval.

INS37217 Respiratory is designed to enhance the lung’s innate mucosal hydration and mucociliary clearance mechanisms, which in cystic fibrosis patients are impaired by a genetic defect. By hydrating airways and stimulating mucociliary clearance through stimulation of the P2Y2 receptor, we expect that INS37217 Respiratory will help keep the lungs of cystic fibrosis patients clear of thickened mucus, reducing infections and the damage that occurs as a consequence of the retention of thick and tacky infected secretions. We further believe that these effects may result in reduced frequency and length of hospitalizations, reduced need for antibiotics and other medications, reduced deterioration of lung function, and improved respiratory symptoms and health status. In addition, this product is expected to be complementary with the two approved products, Pulmozyme® and TOBI®, neither of which affects the underlying ion-transport defects in cystic fibrosis airways.

Development Status. We completed all necessary preclinical studies for initial clinical testing and in the fall of 2000 filed an IND in the United States. We initiated and completed a Phase I clinical trial in late 2000 and a Phase I/II clinical trial for INS37217 Respiratory for cystic fibrosis in 2002. A multi-center Phase II study was initiated in collaboration with the Cystic Fibrosis Foundation Therapeutics, Inc., or the CFFT, in 2003. Enrollment of 90 patients has been completed and top-line results from the Phase II study are expected in the second quarter of 2004. This study is funded largely through a study funding arrangement established with the CFFT in October 2002.

Collaborative Agreement. In October 2002, we entered into a study funding agreement with the CFFT in which they agreed to fund the majority of the external costs of a Phase II trial for the treatment of cystic fibrosis in exchange for milestone payments upon FDA approval, and the possibility of a sales milestone upon the commercialization and the achievement of a certain aggregate sales volume in the first five years following product approval. In the event of FDA approval, we are obligated to pay to the CFFT, over a period of five years, an amount equal to a multiple of the trial costs incurred by the CFFT as a development milestone payment, which could exceed $10 million. Additionally, in the event aggregate sales of the product exceed a certain level, we are obligated to pay the CFFT an additional $4 million sales milestone, payable over two years.

INS37217 Ophthalmic (denufosol tetrasodium) for the treatment of retinal disease.

Overview. INS37217 Ophthalmic (denufosol tetrasodium) is an investigative new drug under evaluation for the treatment of retinal diseases associated with pathological sub-retinal or intra-retinal accumulation of fluid. These sight-threatening retinal diseases are associated with retinal detachment (where fluid accumulates in the sub-retinal space between the retina and the underlying retinal pigment epithelium) and macular edema (where fluid accumulates in the central retina). Restoration of vision is contingent in part on the removal of the pathological fluid accumulation. INS37217 Ophthalmic has been shown in experimental models of retinal detachment to stimulate retinal re-attachment by reabsorbing (i.e., draining) extraneous sub-retinal fluid across the retinal pigment epithelium, or RPE, a layer of cells involved in controlling proper hydration of the retina and sub-retinal space. The retina is a thin layer of sensory tissue that captures and processes visual information, and normally remains attached to the underlying RPE. In the most common cause of retinal detachment, breaks or holes in the retina result in the influx of fluid from the vitreous into the sub-retinal space between the retina and RPE, thereby creating rhegmatogenous retinal detachment, or RRD. RRD results in acute loss of vision that may progress over a period of hours to days or weeks. Delayed treatment of this condition can lead to permanent loss of vision and ultimately detachment of the entire retina. RRD progresses when the rate of fluid influx into the sub-retinal space primarily through the retinal break(s) exceeds that of fluid reabsorption across the RPE, thereby enlarging the retinal detachment.

We are developing INS37217 Ophthalmic as an intravitreal injection initially for RRD. In RRD, fluid accumulates in the sub-retinal space between the retina and the underlying RPE and successful retinal re-attachment is contingent upon the reabsorption of this fluid across the RPE. We believe that INS37217 Ophthalmic may become the first FDA approved product to be administered as first-line therapy to enable retinal reattachment in some RRD patients without the need for surgery. Because of its ability to stimulate fluid reabsorption across the RPE, INS37217 Ophthalmic may be useful to treat other retinal diseases also associated with pathological accumulation of sub-retinal or intra-retinal fluid, including diabetic and non-diabetic macular edema.

Development Status. In 2001 we initiated a dose-escalating, randomized, double-masked, placebo-controlled Phase I/II clinical study of INS37217 Ophthalmic, given as a single intravitreal injection, in patients with RRD. The study was designed to evaluate the safety, tolerability, and pharmacological activity of INS37217 Ophthalmic in facilitating retinal re-attachment. Phase I/II results demonstrated that when compared with placebo the drug was well-tolerated and showed pharmacological activity in terms of reducing the extent of retinal detachment. In January 2004, we met with the FDA and were given guidance on the planning of a well-controlled Phase II study designed to advance this program. This Phase II study is expected to begin in the first half of 2004.

INS50589 Cardiovascular

P2Y12 receptor antagonists as inhibitors of platelet aggregation.

Overview. We are developing potent, selective and reversible inhibitors of platelet aggregation for the use in the treatment of acute cardiovascular diseases. Platelets, small disk-shaped blood cells, are responsible for initiating and maintaining blood clots. These cells have P2 receptors, including the P2Y12 receptor, on their surface which respond to a soluble clotting factor called adenosine 5’-diphosphate (ADP). It has been demonstrated that pharmacological intervention to inhibit platelet aggregation has potential benefit on a number of debilitating acute and chronic diseases such as myocardial infarction, unstable angina, stroke and peripheral arterial disease. Inhibition of platelet P2Y12 receptors in particular reduces the relative risk of atherosclerotic events such as myocardial infarction, stroke and cardiovascular death.

Development status. We have taken advantage of our expertise in nucleotide receptor chemistry and pharmacology and developed a new proprietary class of potent and selective P2Y12 antagonists for use in the treatment of acute cardiovascular or cerebrovascular indications. Our molecules are novel platelet aggregation inhibitors that have a rapid onset and offset mechanism of action and are intended for intravenous administration. In preclinical studies it has been shown that our compounds produce dose-dependent and sustained inhibition of platelet aggregation during the administration of the drug, and protect against mortality resulting from systemic intravascular thromboembolism. We believe that the fast offset pharmacokinetic properties of our compounds, coupled with their ability to inhibit both platelet aggregation and degranulation/secretion, are key differentiating characteristics from other approved anti-platelet agents, such as aspirin, clopidogrel, ticlopidine, abciximab, tirofiban, and eptifibatide. Based on extensive structure-activity, pharmacological and safety information, we have identified a product candidate, INS50589 Cardiovascular for advancement into clinical studies in this program. We intend to file an IND application for INS50589 Cardiovascular pending completion of successful preclinical evaluation in the second half of 2004.

Lower Priority Products In Clinical Development

INS37217 Intranasal (denufosol tetrasodium) for upper respiratory disorders.

Overview. We are developing INS37217 Intranasal (denufosol tetrasodium) as a nasal spray treatment for upper respiratory disorders in which mucociliary clearance is impaired, such as allergic rhinitis, rhinosinusitis, and common cold. These disorders affect millions of people and result in significant morbidity and several million office visits to doctors. To date we have completed four studies of INS37217 Intranasal in healthy volunteers, patients with allergic rhinitis, and individuals with common cold. Although the drug has been well-tolerated, in a recent 630 patient study of allergic rhinitis, INS37217 Intranasal was not superior to placebo. We have discussed the results from the program with several medical experts in the field and are currently considering our future development plans.

INS316 Diagnostic (uridine 5’-triphosphate) to aid in the diagnosis of lung cancer and lung infection.

Overview. INS316 Diagnostic (uridine 5’-triphosphate), a P2Y2 agonist with a short duration of action, is being developed as an acute-use inhaled solution to stimulate enhanced clearance of mucus from the lungs to produce a sputum specimen to aid in the diagnosis of lung cancer. INS316 Diagnostic has been studied in a number of clinical trials and has been shown to increase the amount of sputum produced. In May 2001, we initiated a Phase III clinical trial. Enrollment has been slow and it appears likely that an additional trial will be required for regulatory approval. Therefore, enrollment was stopped at approximately 700 of the original enrollment target of 800 patients and the results will be analyzed in the first half of 2004. It is unlikely we will progress further development of this program; however our partner Kirin Brewery Co, Ltd. or Kirin, may continue development.

Research and Development

Discovery

Our scientists have specific expertise and proprietary knowledge relating to the design and synthesis of P2 receptor agonists and antagonists, including P2Y2 agonists, P2Y12 antagonists and P2X antagonists. We have invested in state-of-the-art equipment and laboratory space for performing synthetic chemistry, determination of compound structure and receptor location and function identification. Our discovery effort is focused on conducting studies using cell-based scientific tests that measure biological activities caused by stimulation or blocking of P2 receptors, to identify new compounds that specifically and selectively bind to members of the P2 receptor family. These tests enable us to identify agonists and antagonists that act at specific receptor subtypes and demonstrate a level of specificity and activity that merits further investigation. We use data from these tests to design and synthesize compounds specific to each P2 receptor subtype that can be advanced to clinical trials.

By screening against several P2 receptor subtypes, we have been able to identify agonists and/or antagonists that interact preferentially with a specific receptor subtype. Several proprietary discovery compounds, including new chemical entities, with promising stability and metabolic profiles are being actively explored. We intend to conduct further preclinical development studies to advance such proprietary compounds to project status, if appropriate. These compounds will then be targeted to the treatment of new disease areas, as identified through our strategic planning process. Additionally, we signed a fee-for-service agreement with Discovery Partners International in August 2002 in our P2 receptor antagonist program.

We obtain access to chemical libraries through our own proprietary chemistry, commercial sources and corporate agreements. The chemicals are screened for both agonist and antagonist activity. Our chemistry department also assists in the development of analytical protocols used by contract service organizations for analysis of a drug substance, clinical trial material and drug stability studies which will be incorporated into IND and NDA filings.

We use sponsored research agreements to investigate specific biological processes to augment our technology platform. We have sponsored research agreements at major universities. We use contract research organizations for all toxicology and most in vivo studies (studies involving live mammals) required for regulatory submissions, such as IND applications.

Development

After a molecule is determined to be an appropriate product candidate based upon our business strategy, it moves into the development phase of our organization, where extensive testing of both the characteristics of the actual product and the effects it has on humans are conducted. The progression of products through the various stages of development is overseen by the Portfolio Review Committee, a group comprised of the company officers and selected senior staff from the Development and Discovery departments. Our Development function is divided into four functional areas, Pharmaceutical Development, Regulatory Affairs, Clinical Research, and Biostatistics and Data Management.

Generally, when a product is judged as ready for human testing, an IND is filed with the FDA allowing us to embark on human testing in the United States. Since 1997, we have filed six INDs for products that were subsequently evaluated in humans. Some of these products have progressed to later phases of development, most notably diquafosol eye drops for dry eye disease, for which an NDA was filed in June 2003. In addition to internal resources, we have many collaborations that allow us to perform development activities with a limited number of staff.

Sales and Marketing

To fulfill our role in selling and promoting Elestat™ and Restasis® and launching future products, we have a specialized sales force to provide us with national sales coverage for our ophthalmic products. Our small, specialty commercial organization focuses its promotional efforts on ophthalmologists, optometrists and allergists. We believe our focused marketing organization and a specialty sales force can effectively address these audiences and effectively co-promote these products. Eye care professionals account for the majority of the dry eye disease prescriptions, and combined with the allergists these specialties prescribe approximately half of the ocular allergies prescriptions. Targeting these medical specialties is an excellent strategic fit for Elestat™ and our dry eye disease products, diquafosol (currently under FDA review) and Restasis®. In addition to our direct field efforts, we are promoting our products through advertisements in professional journals, targeted direct mail and seminars designed to educate eye care professionals and allergists on the therapeutic areas in which we promote. We expect to experience seasonality in the sale of Elestat™, with a large increase in sales in the spring and a lesser increase during the summer and fall.

In the United States, we are co-promoting Elestat™ and Restasis® and intend to co-promote diquafosol if and when that product candidate receives FDA approval. We co-promote Restasis® in the United States with Allergan, but have primary United States sales and marketing responsibilities for Elestat™. Outside of the United States, we expect diquafosol and any other product candidates that we successfully develop to be commercialized through arrangements or collaborations with third parties, as we do not intend to develop international operations outside of North America. We have not developed commercial plans for our product candidates beyond Elestat™, Restasis® and diquafosol as these plans will be dependent in large part on their market potential and our financial resources. We intend to establish corporate partnering, licensing or other arrangements for the marketing and sale of these products, especially outside of the United States. Accordingly, third parties may have significant control or influence over important aspects of the commercialization of our product candidates, including market identification, marketing methods, pricing, composition and magnitude of sales force and promotional activities. We may have limited control over the amount and timing of resources that a third party devotes to our products.

We feel the establishment of commercial operations provides us with the opportunity and flexibility to market and sell other products we are developing, or products that we may in-license or otherwise acquire and to maximize their commercial value in the United States.

Patents and Proprietary Rights

We believe that the proprietary protection of our product candidates, processes and know-how is important to the success of our business. We expediently file and prosecute patents covering our proprietary technology, and, if warranted, will aggressively defend our patents and proprietary technology. As of March 31, 2004, we owned or licensed patent rights consisting of 40 issued United States patents, none of which expire before 2011, and numerous pending applications in the United States and corresponding patents and patent applications in foreign jurisdictions. We seek patent protection for our proprietary technology and products in the United States and Canada and in key commercial European and Asia/Pacific countries and other major commercial sectors of the world, as appropriate. We intend to seek trademark protection in the United States and foreign countries, as appropriate. We also rely upon trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

In March 1995, September 1998, and January 2002, we entered into three separate agreements with UNC granting us exclusive worldwide licenses to develop, make, use and sell products based on UNC patented technology relating to the use of P2Y receptor agonists and antagonists for respiratory therapeutics, such as INS365 Respiratory; respiratory diagnostics, such as INS316 Diagnostic; and prevention of platelet aggregation. The term of each of the UNC exclusive licenses is based upon the duration of the patents covered by each of these agreements. The United States government may have limited rights in some of this UNC patented technology. We also entered into a fourth agreement that granted us a non-exclusive worldwide license to use other UNC patented technology as a research tool to identify agonists and antagonists for P2Y receptors. The agreements require us to pay licensing fees upon the attainment of development milestones and royalties on net sales or a share of sublicensing income on products covered by the patents. We are also required to meet due diligence milestones and UNC may terminate the licenses if we fail to do so. We also entered into consulting agreements with some of the inventors of these technologies, all of whom are from UNC, including Dr. Richard C. Boucher, one of our founders and an Emeritus Board Observer, Dr. M. Jackson Stutts, Dr. Kendall Harden and Dr. Michael Knowles, in which they agreed to consult with us regarding their respective fields of knowledge.

Additional patent applications have since been filed on discoveries made in support of such technologies, from research conducted at UNC or in our own laboratories. Our sponsored research agreements, material transfer agreements, and other collaborations have the potential to result in license agreements with universities, institutes and businesses. We believe that our patents and licensed patents provide a substantial proprietary base that will allow us, and our collaborative partners, to exclude others from conducting our business as described in this report and as encompassed by our issued patents and issued patents licensed to us. We cannot be sure, however, that pending or future applications will issue, that the claims of any patents which do issue will provide any significant protection of our technology or that our directed discovery research will yield compounds and products of therapeutic and commercial value.

Our competitors or potential competitors may have filed for, or have received, United States and foreign patents and may obtain additional patents and proprietary rights relating to compounds, uses and/or processes which may compete with our product candidates. Accordingly, there can be no assurance that our patent applications will result in patents being issued or that, if issued, the claims of the patents will afford protection against competitors with similar technology, nor can we be sure that others will not obtain patents that we would need to license or circumvent in order to practice our inventions.

R ISK FACTORS

An investment in the shares of our common stock involves a substantial risk of loss. You should carefully read this entire prospectus and should give particular attention to the following risk factors. You should recognize that other significant risks may arise in the future, which we cannot foresee at this time. Also, the risks that we now foresee might affect us to a greater or different degree than expected. There are a number of important factors that could cause our actual results to differ materially from those indicated by any forward-looking statements in this document. These factors include, without limitation, the risk factors listed below and other factors presented throughout this document and any other documents filed by us with the Securities and Exchange Commission.

If our products are not safe or we are not able to demonstrate efficacy, we will be unable to obtain FDA or foreign regulatory approval and will not be able to sell those products.

To achieve profitable operations, we must, alone or with others, successfully identify, develop, introduce and market proprietary products. We have not received marketing approval for any of our products, although we are co-promoting two products with Allergan, and have one product candidate, diquafosol for dry eye disease, under review by the FDA for commercial approval. Although our NDA has been accepted and we have received an approvable letter for diquafosol, the FDA has informed us that an additional clinical study must be conducted to replicate the efficacy that was demonstrated by an earlier clinical trial. There is no guarantee that an additional clinical trial will be successful or that the FDA will approve diquafosol and allow us to begin selling it in the United States. Even if we do receive FDA approval for diquafosol, we and Allergan may not be able to successfully commercialize diquafosol in the United States. We have not applied for marketing approval of diquafosol in any other jurisdiction.

With the exception of our five product candidates in clinical trials, diquafosol, INS37217 Respiratory, INS37217 Ophthalmic, INS37217 Intranasal and INS316 Diagnostic, all of our remaining product candidates are in research or preclinical development. A substantial amount of work will be required to advance these candidates to clinical testing. We will have to conduct significant additional development activities and non-clinical and clinical tests, and obtain regulatory approval before our product candidates can be commercialized. Product candidates that may appear to be promising at early stages of development may not successfully reach the market for a number of reasons. The results of preclinical and initial clinical testing of our products under development may not necessarily indicate the results that will be obtained from later or more extensive testing. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials, as was the case with our INS37217 Intranasal program. Our ongoing clinical studies might be delayed or halted for various reasons, including:

•	The drug is not effective, or physicians think that the drug is not effective;

•	The drug effect is not statistically significant compared to placebo;

•	Patients experience severe side effects during treatment;

•	Patients die during the clinical study because their disease is too advanced or because they experience medical problems that may or may not relate to the drug being studied;

•	Patients do not enroll in the studies at the rate we expect;

•	We decide to modify the drug during testing; or

•	We allocate limited financial and other resources to other clinical programs.

The introduction of our products in foreign markets will subject us to foreign regulatory clearances, the receipt of which may be unpredictable and uncertain, and which may impose substantial additional costs and burdens which we or our partners in such foreign markets may be unwilling or unable to pay. As with the FDA, foreign regulatory authorities must be satisfied that adequate evidence of safety, quality, and efficacy of the product has been presented before marketing authorization is granted. The foreign regulatory approval process includes all of the risks associated with obtaining FDA marketing approval. Approval by the FDA does not ensure approval by other regulatory authorities.

Failure to successfully market and commercialize Restasis® and Elestat™ will limit our revenues.

Allergan launched Restasis® in the United States in April 2003. Although we are entitled to receive royalty payments from Allergan on the sales of Restasis® beginning in April 2004, Allergan is primarily responsible for marketing and commercializing Restasis®. Our agreement with Allergan provides, and we have exercised, the right to co-promote Restasis® in the United States. In February 2004, we launched Elestat™ in the United States. Our agreement with Allergan provides that we will have the primary responsibility for selling, promotional and marketing activities related to Elestat™ in the United States. We are required to pay the costs in relation to such activities.

Until our launch of Elestat™ and co-promotion of Restasis®, we had never been involved in the promotion or co-promotion of a product. The commercial success of both Restasis® and Elestat™ will largely depend on the acceptance by eye care professionals, allergists and patients, the launch into other major pharmaceutical markets, ongoing promotional activities, a knowledgeable sales force and adequate market penetration.

Failure to adequately control compliance with all applicable regulations may adversely affect our business.

There are extensive state, federal and foreign regulations applicable to public pharmaceutical companies engaged in the discovery, development and commercialization of medicinal products. There are laws that govern areas including financial controls, testing, manufacturing, labeling, safety, packaging, shipping, distribution and promotion of pharmaceuticals. We have implemented corporate quality, ethics and compliance programs, however we cannot guarantee against all possible transgressions. The potential ramifications are far-reaching if there are areas identified as out of compliance by regulatory agencies including, but not limited to, significant financial penalties, manufacturing and clinical trial consent decrees, commercialization restrictions or other restrictions and litigation.

Failure to adequately market and commercialize diquafosol, if approved by the FDA, will limit our revenues.

Although we plan to co-promote our diquafosol product candidate in the event we receive approval from the FDA, Allergan is primarily responsible for marketing diquafosol in the United States and other major, ex-Asia pharmaceutical markets in the event the FDA, or foreign regulatory authorities, approves such product candidate. If approved by the FDA and other applicable regulatory authorities, the commercial success of diquafosol will largely depend on the scope of the launch into the United States and other major pharmaceutical markets, acceptance by patients and eye care professionals and allergists, ongoing promotional activities, a knowledgeable sales force and adequate market penetration. If diquafosol is not successfully commercialized, our revenues will be adversely affected.

We cannot sell Restasis®, Elestat™ or any of our product candidates if we do not obtain and maintain governmental approvals.

Pharmaceutical companies are subject to heavy regulation by a number of national, state and local agencies, including the FDA. Failure to comply with applicable regulatory requirements could, among other things, result in fines, suspensions of regulatory approvals of products, product recalls, delays in product distribution, marketing and sale, and civil or criminal sanctions.

The manufacturing and marketing of drugs, including our products, are subject to continuing FDA and foreign regulatory review, and later discovery of previously unknown problems with a product, manufacturing process or facility may result in restrictions, including withdrawal of the product from the market. The FDA is permitted to revisit and change its prior determinations and it may change its position with regard to the safety or effectiveness of our products. The FDA is authorized to impose post-marketing requirements such as:

•	testing and surveillance to monitor the product and its continued compliance with regulatory requirements;

•	submitting products for inspection and, if any inspection reveals that the product is not in compliance, the prohibition of the sale of all products from the same lot;

•	suspending manufacturing;

•	recalling products; and

•	withdrawing marketing approval.

Even before any formal regulatory action, we, or our collaborative partners, could voluntarily decide to cease distribution and sale or recall any of our products if concerns about safety or effectiveness develop.

In its regulation of advertising, the FDA from time to time issues correspondence to pharmaceutical companies alleging that some advertising or promotional practices are false, misleading or deceptive. The FDA has the power to impose a wide array of sanctions on companies for such advertising practices, and if we were to receive correspondence from the FDA alleging these practices we might be required to:

•	incur substantial expenses, including fines, penalties, legal fees and costs to comply with the FDA’s requirements;

•	change our methods of marketing and selling products;

•	take FDA-mandated corrective action, which could include placing advertisements or sending letters to physicians rescinding previous advertisements or promotion; or

•	disrupt the distribution of products and stop sales until we are in compliance with the FDA’s position.

In recent years, various legislative proposals have been offered in Congress and in some state legislatures that include major changes in the health care system. These proposals have included price or patient reimbursement constraints on medicines and restrictions on access to certain products. We cannot predict the outcome of such initiatives, and it is difficult to predict the future impact of the broad and expanding legislative and regulatory requirements affecting us.

If Elestat™ and, to a lesser extent, Restasis® do not gain and sustain market acceptance, our revenues may not be predictable and may not cover our operating expenses.

Our future revenues will depend, in part, upon eye care professionals, allergists and patient acceptance of Elestat™ and, to a lesser extent, Restasis®. Factors that could affect the acceptance of Elestat™ and Restasis® include:

•	Satisfaction with existing alternative therapies;

•	Regulatory approval in other jurisdictions;

•	Perceived efficacy relative to other available therapies;

•	Effectiveness of our sales and marketing efforts;

•	Effectiveness of Allergan’s sales and marketing efforts;

•	Cost of treatment;

•	Pricing and availability of alternative products;

•	Shifts in the medical community to new treatment paradigms or standards of care;

•	Relative convenience and ease of administration; and

•	Prevalence and severity of adverse side effects.

We cannot predict the potential long-term patient acceptance of, or the effects of competition and managed health care on, sales of either product.

Because our clinical candidates utilize a new mechanism of action and in some cases there are no regulatory precedents, designing clinical trials and obtaining regulatory approval may be difficult, expensive and prolonged, which would delay any marketing of our products.

To complete successful clinical trials, our candidates must meet the criteria for clinical approval, or endpoints, which we establish in the clinical study. Generally, we will establish these endpoints in consultation with the FDA, following its clinical trial design guidelines on the efficacy, safety and tolerability measures required for approval of products. However, since our product candidates are based on our novel receptor technology, and some of the diseases we are researching do not have products that have been approved by the FDA, the FDA may not have established guidelines for the design of our clinical trials and may take longer than average to consider our products for approval. The FDA could change its view on clinical trial design and establishment of appropriate standards for efficacy, safety and tolerability and require a change in study design, additional data or even further clinical trials before granting approval of our product candidates. We could encounter delays and increased expenses in our clinical trials if the FDA determines that the endpoints established for a clinical trial do not predict a clinical benefit. To the best of our knowledge, no P2Y2 products have received marketing approval from the FDA.

After initial regulatory approval, the FDA continues to review a marketed product and its manufacturer. They may require us or our partners to conduct long-term safety studies after approval. Discovery of previously unknown problems through adverse event reporting may result in restrictions on the product, including withdrawal from the market. Additionally, we and our officers and directors could be subject to civil and criminal penalties.

Projected development costs are difficult to estimate and may change frequently prior to regulatory approval.

While all new compounds require standard regulated phases of testing, the actual type and scope of testing can vary significantly among different product candidates which may result in significant disparities in total costs required to complete the respective development programs.

The number and type of studies that may be required by the FDA for a particular compound are based on the compound’s clinical profile compared to existing therapies for the targeted patient population. Factors that affect the costs of a clinical trial include:

•	The number of patients required to participate in clinical trials to demonstrate statistical significance for a drug’s safety and efficacy;

•	The time required to enroll the targeted number of patients in clinical trials, which may vary depending on the size and availability of the targeted patient population and the perceived benefit to the study participants; and

•	The number of and type of required laboratory tests supporting clinical trials.

Other activities required before submitting a NDA include regulatory preparation for submission, biostatistical analyses, scale-up synthesis, and validation of commercial product. In addition, prior to product launch, production of a certain amount of commercial grade drug product inventory meeting FDA current good manufacturing practice standards is required.

Also, ongoing development programs and associated costs are subject to frequent, significant and unpredictable changes due to a number of factors, including:

•	Data collected in preclinical or clinical studies may prompt significant changes or enhancements to an ongoing development program;

•	The FDA may direct the sponsor to change or enhance its ongoing development program based on developments in the testing of similar compounds or related compounds;

•	Unexpected regulatory requirements or interim reviews by regulatory agencies may cause delays or changes to development programs; and

•	Anticipated manufacturing costs may change significantly due to required changes in manufacturing processes, variances from anticipated manufacturing process yields or changes in the cost and/or availability of starting materials.

If we are not able to obtain sufficient additional funding to meet our expanding capital requirements, we may be forced to reduce or eliminate research programs and product development.

We have used substantial amounts of cash to fund our research and development activities. Our operating expenses exceeded $37.4 million in the fiscal year ended December 31, 2003, $30.3 million in the fiscal year ended December 31, 2002, and $34.0 million in the fiscal year ended December 31, 2001. We anticipate that our operating expenses in 2004 will increase from our 2003 operating expenses, and project them to be in the range of $54 million to $58 million, to provide for a new clinical trial for diquafosol and greater commercial activities. Our cash, cash equivalents and investments totaled approximately $75.2 million on December 31, 2003. We expect that our capital and operating expenditures will continue to exceed our revenue over the next several years as we conduct our research and development activities, address possible difficulties with clinical studies and undertake commercial sales. Many factors will influence our future capital needs. These factors include:

•	The progress of our research programs;

•	The number and breadth of these research and development programs;

•	The size and scope of our marketing programs;

•	Our ability to attract collaborators for our products and establish and maintain those relationships;

•	Achievement of milestones under our existing collaborations with Allergan, Santen and Kirin, and any future collaborative programs;

•	Progress by our collaborators;

•	The level of activities relating to commercialization of our products;

•	Competing technological and market developments;

•	The costs involved in enforcing patent claims and other intellectual property rights; and

•	The costs and timing of regulatory approvals.

We are relying on the CFFT to fund the majority of the external costs of our Phase II trial for the treatment of cystic fibrosis. In addition, our capital requirements will depend upon:

•	The receipt of royalty payments from Allergan on sales of Elestat™ and Restasis®;

•	The receipt of milestone payments from collaborative agreements;

•	Our ability to obtain approval from the FDA for our first product candidate, diquafosol;

•	Upon any such approval, our ability together with the ability of our marketing partner, Allergan, to generate sufficient sales of diquafosol; and

•	Future potential royalties from Santen and Kirin and payments from future collaborators.

In the event that we do not receive timely regulatory approvals, we may need substantial additional funds to fully develop, manufacture, market and sell all of our other potential products and support our co-promotion efforts. We may seek such additional funding through public or private equity offerings and debt financings. Additional financing may not be available when needed. If available, such financing may not be on terms favorable to us or our stockholders. Stockholders’ ownership will be diluted if we raise additional capital by issuing equity securities. If we raise funds through collaborations and licensing arrangements, we may have to give up rights to our technologies or product candidates which are involved in these future collaborations and arrangements or grant licenses on unfavorable terms. If adequate funds are not available, we would have to scale back or terminate research programs and product development and we may not be able to successfully commercialize any product candidate.

Clinical trials may take longer to complete and cost more than we expect, which would adversely affect our ability to commercialize product candidates and achieve profitability.

Clinical trials are lengthy and expensive. They require adequate supplies of drug product and sufficient patient enrollment. Patient enrollment is a function of many factors, including:

•	The size of the patient population;

•	The nature of the protocol;

•	The proximity of patients to clinical sites;

•	The eligibility criteria for the clinical trial; and

•	The perceived benefit of participating in a clinical trial.

Delays in patient enrollment can result in increased costs and longer development times. Although we started our Phase III clinical trial for INS316 Diagnostic in May 2001, as a result of very slow enrollment, we curtailed enrollment to approximately 700 patients, instead of a previously expected enrollment of at least 800 patients. Following completion of the trial we will analyze the data, but it is unlikely that we will progress the INS316 Diagnostic program beyond the trial. Even if we successfully complete clinical trials, we may not be able to submit any required regulatory submissions in a timely manner and we may not receive regulatory approval for the product candidate. In addition, if the FDA or foreign regulatory authorities require additional clinical trials we could face increased costs and significant development delays.

We intend to initiate a new study for diquafosol; however, we must first complete the design of the study protocol in consultation with the FDA to ensure the study design is acceptable.

We conduct clinical trials in different countries around the world and are subject to the risks and uncertainties of doing business internationally. Disruptions in communication and transportation, changes in governmental policies, civil unrest and currency exchange rates may affect the time and costs required to complete clinical trials in other countries.

Changes in regulatory policy or new regulations could also result in delays or rejection of our applications for approval of our product candidates. Product candidates designed as “fast track” products by the FDA may not continue to qualify for expedited review. Even if some of our product candidates receive “fast track” designation, the FDA may not approve them at all or any sooner than other product candidates that do not qualify for expedited review.

Our common stock price has been highly volatile and your investment in our stock may decline in value.

The market price of our common stock has been highly volatile. These fluctuations create a greater risk of capital losses for our stockholders as compared to less volatile stocks. Factors that have caused volatility and could cause additional volatility in the market price of our common stock include among others:

•	Announcements regarding our NDA or foreign regulatory equivalent submissions;

•	Announcements made by us concerning results of our clinical trials with diquafosol, INS37217 Respiratory, INS37217 Ophthalmic, INS37217 Intranasal, INS316 Diagnostic and any other product candidates;

•	Market acceptance and market share of products we co-promote;

•	Volatility in other securities including pharmaceutical and biotechnology securities;

•	Changes in government regulations;

•	Regulatory actions;

•	Changes in the development priorities of our collaborators that result in changes to, or termination of, our agreements with such collaborators, including our agreements with Allergan, Santen and Kirin;

•	Developments concerning proprietary rights including patents by us or our competitors;

•	Variations in our operating results;

•	Terrorist attacks;

•	Military actions; and

•	Litigation.

Extreme price and volume fluctuations occur in the stock market from time to time that can particularly affect the prices of biotechnology companies. These extreme fluctuations are sometimes unrelated to the actual performance of the affected companies.

If we continue to incur operating losses for a period longer than anticipated, or in an amount greater than anticipated, we may be unable to continue our operations.

We have experienced significant losses since inception. We incurred net losses of $31.4 million for the year ended December 31, 2003, $24.7 million for the year ended December 31, 2002, and $23.1 million for the year ended December 31, 2001. As of December 31, 2003, our accumulated deficit was approximately $127.1 million. We expect to incur additional significant operating losses over the next several years and expect that cumulative losses may increase in the near-term due to expanded research and development efforts, preclinical studies, clinical trials and commercialization efforts. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Such fluctuations will be affected by the following:

•	Timing of regulatory approvals and commercial sales of our product candidates and any co-promotion products;

•	The level of patient demand for our products and any licensed products;

•	Timing of payments to and from licensors and corporate partners;

•	Timing of investments in new technologies and commercial capability; and

•	Commercialization activities to support co-promotion efforts.

To achieve and sustain profitable operations, we must, alone or with others, develop successfully, obtain regulatory approval for, manufacture, introduce, market and sell our products. The time frame necessary to achieve market success is long and uncertain. We do not expect to generate revenues from sales of our products or any licensed products until the first quarter of 2004. We may not generate sufficient product revenues to become profitable or to sustain profitability. If the time required to achieve profitability is longer than we anticipate, we may not be able to continue our business.

If we fail to reach milestones or to make annual minimum payments or otherwise breach our obligations, UNC may terminate our agreements with them.

Our INS316 Diagnostic clinical development program depends on two exclusive licenses and one non-exclusive license from UNC. We also hold licenses for INS365 for respiratory diseases and a P2Y12 receptor program for a cardiovascular indication. If we fail to meet performance milestones relating to the timing of regulatory filings or pay the minimum annual payments under our respective UNC licenses, UNC may terminate the applicable license. The termination of one or more of these license agreements will prohibit us from completing the development of INS316 Diagnostic and adversely effect any programs in our pipeline based on the technology licensed from UNC. In addition, if UNC were to re-license some or all of the technologies currently covered by our licenses, competitors could develop products that compete with ours.

In addition, it may be necessary in the future for us to obtain additional licenses from UNC or other third parties to develop future commercial opportunities or to avoid infringement of third party patents. We do not know the terms on which such licenses may be available, if at all.

Reliance on a single party to manufacture and supply either finished product or the bulk active pharmaceutical ingredients for a product or product candidates could adversely affect us.

Under our agreements with Allergan, Allergan is responsible for the manufacture and supply of ElestatTM and Restasis®. We understand that in each case Allergan relies upon an arrangement with a single third party for the manufacture and supply of active pharmaceutical ingredients, or APIs, and then Allergan completes the manufacturing process to yield finished product. In the event such third party was unable to supply Allergan, or Allergan was unable to complete the manufacturing cycle, sales of the product could be adversely impacted, which would result in a reduction in any royalties received under our agreements with Allergan.

In addition, we have relied upon supply agreements with third parties for the manufacture and supply of the bulk APIs of our product candidates for purposes of preclinical testing and clinical trials. While we have used several different suppliers for INS316 Diagnostic, we currently rely on Yamasa Corporation for its production. We presently also depend upon Yamasa as the sole manufacturer of our supply of APIs for our other product candidates and intend to contract with Yamasa, as necessary, for commercial scale manufacturing of our products where we are responsible for such activities. In the case of diquafosol, Allergan will purchase commercial quantities of bulk APIs from Yamasa. Although we have identified alternate sources for these supplies, it would be time consuming and costly to qualify these sources. Under our current agreements, either Yamasa or we may terminate our supply arrangement, without cause, by giving 180 days prior notice. If Yamasa were to terminate our arrangement or fail to meet our supply needs we might be forced to delay our development programs and/or be unable to supply products to the market which could delay or reduce revenues and result in loss of market share.

If we are unable to contract with third parties for the synthesis of APIs required for preclinical testing, for the manufacture of drug products for clinical trials, or for the large-scale manufacture of any approved products, we may be unable to develop or commercialize our drug products.

We have no experience or capabilities to conduct the large-scale manufacture of any of our drug substance candidates and no capabilities to manufacture any pharmaceutical drug products. We do not currently expect to engage directly in the manufacturing of drug substance or drug products, but instead intend to contract with third parties to accomplish these tasks. With the exception of Santen, for which we are required to supply bulk active pharmaceutical ingredient, all of our partners are responsible for making their own arrangements for the manufacture of drug products, including arranging for the manufacture of bulk active pharmaceutical ingredient. Our dependence upon third parties for the manufacture of both drug substance and finished drug products that remain unpartnered may adversely affect our ability to develop and deliver such products on a timely and competitive basis. Similarly, our dependence on our partners to arrange for their own supplies of finished drug products may adversely affect our revenues. If we, or our partners, are unable to engage or retain third party manufacturers on commercially acceptable terms, our products may not be commercialized as planned. Our strategy of relying on third parties for manufacturing capabilities presents the following risks:

•	The manufacturing processes for most of our active pharmaceutical ingredients have not been validated at the scale required for commercial sales;

•	Delays in scale-up to commercial quantities and any change at the site of manufacture could delay clinical studies, regulatory submissions and ultimately the commercialization of our products;

•	Manufacturers of our products are subject to the FDA’s current good manufacturing practices regulations, and similar foreign standards that apply, and we do not necessarily have full control over compliance with these regulations by third party manufacturers;

•	If we need to change manufacturers, the FDA and comparable foreign regulators would require new testing and compliance inspections and the new manufacturers would have to be educated in the processes necessary for the production of our product candidates;

•	Without satisfactory long-term agreements with manufacturers, we will not be able to develop or commercialize our product candidates as planned or at all;

•	We may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our product candidates; and

•	If we are unable to engage or retain an acceptable third party manufacturer for any of our product candidates, we would either have to develop our own manufacturing capabilities or delay the development of such product candidate.

Our dependence on collaborative relationships may lead to delays in product development, lost revenues and disputes over rights to technology.

Our business strategy depends to some extent upon the formation of research collaborations, licensing and/or marketing arrangements. We currently have development collaborations with Santen and Kirin and development and commercialization collaborations with Allergan. The termination of any collaboration may lead to delays in product development and disputes over technology rights and may reduce our ability to enter into collaborations with other potential partners. Kirin has the right to terminate our license agreement, without cause, by giving us 180 days prior notice or, if we breach the agreement, Kirin may terminate immediately, if we fail to: (i) cure the breach, within 60 days of notice of the breach; or (ii) if such breach cannot be cured within 60 days, commence diligent efforts to cure the breach. Allergan and Santen may immediately terminate their agreements with us if we breach the applicable agreement and fail to cure the breach within sixty (60) days of being notified of such breach. If we materially breach our co-promotion agreement with Allergan for ElestatTM, Allergan has the right to terminate the agreement upon ninety (90) days written notice if we fail to cure the breach within that ninety (90) day period. If we do not maintain the Allergan, Santen or Kirin collaborations, or establish additional research and development collaborations or licensing arrangements, it will be difficult to develop and commercialize products using our technology. Any future collaborations or licensing arrangements may not be on terms favorable to us.

Our current or any future collaborations or licensing arrangements ultimately may not be successful. Under our current strategy, and for the foreseeable future, we do not expect to develop or market products on our own in all global markets. As a result, we will continue to depend on collaborators and contractors for the preclinical study and clinical development of therapeutic products and for manufacturing and marketing of products which result from our technology. Our agreements with collaborators typically allow them some discretion in electing whether to pursue such activities. If any collaborator were to breach or terminate its agreement with us or otherwise fail to conduct collaborative activities in a timely and successful manner, the preclinical or clinical development or commercialization of product candidates or research programs would be delayed or terminated. Any delay or termination in clinical development or commercialization would delay or eliminate potential product revenues relating to our research programs.

Disputes may arise in the future over the ownership of rights to any technology developed with collaborators. These and other possible disagreements between us and our collaborators could lead to delays in the collaborative development or commercialization of therapeutic or diagnostic products. Such disagreement could also result in litigation or require arbitration to resolve.

We may not be able to successfully compete with other biotechnology companies and established pharmaceutical companies.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our competitors in the United States and elsewhere are numerous and include, among others, major multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. These competitors include Alcon, AstraZeneca, Aventis, Boehringer Ingelheim, Chiron, Genentech, GlaxoSmithKline, Millennium Pharmaceuticals, Novartis, Pfizer and Schering-Plough. Most of these competitors have greater financial and other resources than we or our collaborative partners, including larger research and development staffs and more experienced marketing and manufacturing organizations.

In addition, most of our competitors have greater experience than we do in conducting preclinical and clinical trials and obtaining FDA and other regulatory approvals. Accordingly, our competitors may succeed in obtaining FDA or other regulatory approvals for product candidates more rapidly than we do. Companies that complete clinical trials, obtain required regulatory approvals, and commence commercial sale of their drugs before we do may achieve a significant competitive advantage, including patent and FDA marketing exclusivity rights that would delay our ability to market products. Drugs resulting from our research and development efforts, or from our joint efforts with our collaborative partners, may not compete successfully with competitors’ existing products or products under development.

Acquisitions of competing companies and potential competitors by large pharmaceutical companies or others could enhance financial, marketing and other resources available to such competitors. Academic and government institutions have become increasingly aware of the commercial value of their research findings and are more likely to enter into exclusive licensing agreements with commercial enterprises to market commercial products. Many of our competitors have far greater resources than we do and may be better able to afford larger license fees and milestones attractive to those institutions. Our competitors may also develop technologies and drugs that are safer, more effective, or less costly than any we are developing or which would render our technology and future drugs obsolete and non-competitive. Current products marketed to treat cystic fibrosis include Pulmozyme® and TOBI®. Primary treatments for dry eye disease currently involve over-the-counter artificial tear replacement drops, punctual plugs and Restasis®. Current treatments for allergic conjunctivitis include antihistamines such as Patanol®, Zaditor® and Optivar®, as well as mast cell stabilizers. Current treatments for colds, allergic rhinitis and rhinosinusitis include antihistamines, antibiotics, decongestants and anti-inflammatory steroids, such as Flonase® and Nasonex®. In addition, alternative approaches to treating diseases which we have targeted, such as gene therapy, may make our product candidates obsolete.

We will rely substantially on third parties to market, distribute and sell our products and those third parties may not perform.

We have developed a commercialization organization to co-promote ElestatTM and Restasis®, but we are dependent on Allergan, or other experienced third parties, to perform or assist us in the marketing, distribution or sale of these products and our product candidates. In addition, we may not identify acceptable partners or enter into favorable agreements with them for our other product candidates. If third parties do not successfully carry out their contractual duties, meet expected sales goals, maximize the commercial potential of our products, we may be required to hire or expand our own staff and sales force. If Allergan, or other third parties do not perform, or assist us in performing, these functions, it could have an adverse effect on our operations.

We have had limited experience in sales, marketing or distribution of products.

We have recently established a sales force to market and distribute Elestat™, Restasis® and other potential products. Although the members of our sales force have had experience in sales with other companies, we have never had a sales force and may undergo difficulties maintaining the sales force. We have incurred substantial expenses in establishing the sales force, including substantial additional expenses for the training and management of personnel, and the infrastructure to enable the sales force to be effective. We expect to continue to incur substantial expenses in the future. The costs of maintaining our sales force may exceed our product revenues. We compete with many companies that currently have extensive and well-funded marketing and sales operations. Many of these competing companies have had substantially more experience in, and financial resources for sales, marketing and distribution. Our selling and marketing efforts may be unsuccessful.

Failure to hire and retain key personnel may hinder our product development programs and our business efforts.

We depend on the principal members of management and scientific staff, including Christy L. Shaffer, Ph.D., our Chief Executive Officer and a director, and Gregory J. Mossinghoff, our President and a director. If either of these people leaves us, we may have difficulty conducting our operations. We have not entered into agreements with either of the above officers or any other members of our management and scientific staff that bind them to a specific period of employment. Our future success also will depend in part on our ability to attract, hire and retain additional personnel skilled or experienced in the pharmaceutical industry. There is intense competition for such qualified personnel. We may not be able to continue to attract and retain such personnel.

If our patent protection is inadequate, the development and any possible sales of our product candidates could suffer or competitors could force our products completely out of the market.

Our business and competitive position depends on our ability to continue to develop and protect our products and processes, proprietary methods and technology. Except for patent claims covering new chemical compounds, most of our patents are use patents containing claims covering methods of treating disorders and diseases by administering therapeutic chemical compounds. Use patents, while providing adequate protection for commercial efforts in the United States, may afford a lesser degree of protection in other countries due to their patent laws. Besides our use patents, we have patents covering pharmaceutical formulations and patent applications covering processes for large-scale manufacturing. Many of the chemical compounds included in the claims of our use patents, formulation patents and process applications were known in the scientific community prior to our formation. None of our composition of matter patents to the compounds themselves cover these previously known chemical compounds, which are in the public domain. As a result, competitors may be able to commercialize products that use the same chemical compounds used by us for the treatment of disorders and diseases not covered by our use patents. In such a case, physicians, pharmacies and wholesalers could possibly substitute these products for our products. Such substitution would reduce our revenues.

If we must defend a patent suit, or if we choose to initiate a suit to have a third party patent declared invalid, we may need to make considerable expenditures of money and management time in litigation. We believe that there is significant litigation in the pharmaceutical and biotechnology industry regarding patent and other intellectual property rights. A patent does not provide the patent holder with freedom to operate in a way that infringes the patent rights of others. While we are not aware of any patent that we are infringing, nor have we been accused of infringement by any other party, other companies currently have, or may acquire, patent rights which we might be accused of infringing. A judgment against us in a patent infringement action could cause us to pay monetary damages, require us to obtain licenses, or prevent us from manufacturing or marketing the affected products. In addition, we may need to initiate litigation to enforce our proprietary rights against others. Should we choose to do this, as with the above, we may need to make considerable expenditures of money and management time in litigation. Further, we may have to participate in interference proceedings in the United States Patent and Trademark Office, or USPTO, to determine the priority of invention of any of our technologies.

Our ability to develop sufficient patent rights in our pharmaceutical, biopharmaceutical and biotechnology products to support commercialization efforts is uncertain and involves complex legal and factual questions. For instance, while the USPTO has recently issued guidelines addressing the requirements for demonstrating utility for biotechnology inventions, USPTO examiners may not follow these guidelines in examining our patent applications. If we have to appeal a decision to the USPTO’s Appeals Board for a final determination of patentability we could incur substantial legal fees.

Because we rely upon trade secrets and agreements to protect some of our intellectual property, there is a risk that unauthorized parties may obtain and use information that we regard as proprietary.

We rely upon the laws of trade secrets and non-disclosure agreements and other contractual arrangements to protect our proprietary compounds, methods, processes, formulations and other information for which we are not seeking patent protection. We have taken security measures to protect our proprietary technologies, processes, information systems and data, and we continue to explore ways to further enhance security. However, despite these efforts to protect our proprietary rights, unauthorized parties may obtain and use information that we regard as proprietary. Employees, academic collaborators and consultants with whom we have entered confidentiality and/or non-disclosure agreements may improperly disclose our proprietary information. In addition, competitors may, through a variety of proper means, independently develop substantially the equivalent of our proprietary information and technologies, gain access to our trade secrets, or properly design around any of our patented technologies.

If physicians and patients do not accept our product candidates, they will not be commercially successful.

Even if regulatory authorities approve our product candidates, those products may not be commercially successful. Acceptance of and demand for our products will depend largely on the following:

•	Acceptance by physicians and patients of our products as safe and effective therapies;

•	Reimbursement of drug and treatment costs by third party payors;

•	Safety, effectiveness and pricing of alternative products; and

•	Prevalence and severity of side effects associated with our products.

In addition, to achieve broad market acceptance of our product candidates, in many cases we will need to develop, alone or with others, convenient methods for administering the products. INS37217 Intranasal is administered as a nasal spray. Some patients may find the spray difficult to administer. We intend that diquafosol for the treatment of dry eye disease will be applied from a vial containing a single day’s dosage of non-preserved medication. Patients may prefer to purchase preserved medication for multiple doses. We have not yet established a plan to develop a multi-dose formulation. Although our partner, Santen, is developing a multi-dose formulation for use in their licensed territories, a multi-dose formulation has not been developed by our other partner, Allergan, for use in the remainder of the world. INS37217 Ophthalmic is administered through an intravitreal injection. It may be beneficial to patients to have a sustained delivery device. We have not yet established a plan for a sustained delivery device for certain indications such as for chronic use. Similar challenges exist in identifying and perfecting convenient methods of administration for our other product candidates.

If third party payors will not provide coverage or reimburse patients for any products we develop, our ability to derive revenues will suffer.

If government and health administration authorities, private health insurers and other third party payors do not provide adequate coverage and reimbursement levels for our products, the market acceptance of these products may be reduced. Reimbursement for newly approved health care products is uncertain. Third party payors, such as Medicare, are increasingly challenging the prices charged for medical products and services. Government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. In the United States, a number of legislative and regulatory proposals aimed at changing the health care system have been proposed in recent years. In addition, an increasing emphasis on managed care in the United States has and will continue to increase pressure on pharmaceutical pricing. While we cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals or managed care efforts, including those relating to Medicare payments, may have on our business, the announcement and/or adoption of such proposals or efforts to do so could increase our costs and reduce or eliminate profit margins. Third party insurance coverage may not be available to patients for any products we discover or develop. In various foreign markets, pricing or profitability of medical products is subject to government control.

Our operations involve a risk of injury from hazardous materials, which could be very expensive to us.

Our research and development activities involve the controlled use of hazardous materials and chemicals. We cannot completely eliminate the risk of accidental contamination or injury from these materials. If such an accident were to occur, we could be held liable for any damages that result and any such liability could exceed our resources. In addition, we are subject to laws and regulations governing the use, storage, handling and disposal of these materials and waste products. The costs of compliance with these laws and regulations are substantial.

Our commercial insurance and umbrella policies include limited coverage designated for pollutant clean-up and removal and limited general liability coverage per occurrence and in the aggregate. The cost of these policies is significant and there can be no assurance that we will be able to maintain these policies or that coverage amounts will be sufficient to insure potential losses.

Use of our products may result in product liability claims for which we may not have adequate insurance coverage.

Clinical trials or manufacturing, marketing and sale of our potential products may expose us to liability claims from the use of those products. Although we carry clinical trial liability insurance and product liability insurance, we, or our collaborators, may not maintain sufficient insurance. If our insurance is insufficient, we do not have the financial resources to self-insure and it is unlikely that we will have these financial resources in the foreseeable future. If we are unable to protect against potential product liability claims adequately, we may find it difficult or impossible to continue to co-promote our products, or to commercialize the products we develop. If claims or losses exceed our liability insurance coverage, we may go out of business.

Our existing directors, executive officers and principal stockholders hold a substantial amount of our common stock and may be able to prevent other stockholders from influencing significant corporate decisions.

As of March 31, 2004, our directors, executive officers and current 5% stockholders and their affiliates beneficially own over 24% of our outstanding common stock, based on the most recent filings by such parties with the Securities and Exchange Commission. These stockholders, if they act together, may be able to direct the outcome of matters requiring approval of the stockholders, including the election of our directors and other corporate actions such as:

•	Our merger with or into another company;

•	A sale of substantially all of our assets; and

•	Amendments to our amended and restated certificate of incorporation.

The decisions of these stockholders may conflict with our interests or those of our other stockholders.

Future sales by stockholders into the public market may cause our stock price to decline.

Future sales of our common stock by current stockholders into the public market could cause the market price of our stock to fall. As of March 31, 2004, there were 31,951,512 shares of common stock outstanding. Of these outstanding shares of common stock, 12,075,000 shares were sold in public offerings and are freely tradable without restriction under the Securities Act of 1933, unless purchased by our affiliates. Up to 6,428,571 shares of our common stock are issued or issuable upon exercise of stock options that have been, or may be, issued pursuant to our stock plan. The shares underlying existing, and possible future stock awards have been registered pursuant to a registration statement on Form S-8. The remaining shares of common stock outstanding are not registered under the Securities Act and may be resold in the public market only if registered or if there is an exemption from registration, such as Rule 144. Our board of directors has approved an amendment to our stock plan to increase the number of shares of common stock reserved for issuance pursuant to stock awards under the plan from 6,428,571 to 7,178,571 shares, subject to the approval of our stockholders.

If some or all of such shares are sold into the public market over a short period of time, the value of all publicly traded shares is likely to decline, as the market may not be able to absorb those shares at then-current market prices. Such sales may make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable, or at all.

Further, we may issue additional shares:

•	To employees, directors and consultants;

•	In connection with corporate alliances;

•	In connection with acquisitions; and

•	To raise capital.

As of March 31, 2004, there were outstanding options, which were exercisable to purchase 1,968,838 shares of our common stock, and outstanding warrants, which were exercisable to purchase 285,092 shares of our common stock. This amount combined with the total common stock outstanding at March 31, 2004 is 34,205,442 shares of common stock.

As a result of these factors, a substantial number of shares of our common stock could be sold in the public market at any time.

Our rights agreement, the provisions of our Change in Control Agreements with management, the anti-takeover provisions in our amended and restated certificate of incorporation and bylaws, and our right to issue preferred stock, may discourage a third party from making a take-over offer that could be beneficial to us and our stockholders and may make it difficult for stockholders to replace the board of directors and effect a change in our management if they desire to do so.

In October 2002, we entered into a Rights Agreement with Computershare Trust Company. The Rights Agreement could discourage, delay or prevent a person or group from acquiring 15% or more of our common stock. The Rights Agreement provides that if a person acquires 15% or more of our common stock without the approval of our board of directors, all other stockholders will have the right to purchase securities from us at a price that is less than its fair market value, which would substantially reduce the value of our common stock owned by the acquiring person. As a result, our board of directors has significant discretion to approve or disapprove a person’s efforts to acquire 15% or more of our common stock.

Our board of directors has approved a Change in Control Agreement for each of our executive officers, which we intend to enter into in April 2004. Each agreement will provide for a payment to the executive officer that is equal to the highest salary and bonus, or in the case of our Chief Executive Officer, Dr. Christy Shaffer, 2 times (2x) such salary and bonus, earned by the executive officer in the three years preceding a change in control. In addition, all unvested stock options, restricted shares and performance shares will become fully vested upon a change in control, and the exercise period shall be extended for five years, but not beyond the original term. Health, life, accident and disability insurance benefits will be provided for the term of the agreements, subject to reduction if similar benefits are provided by a subsequent employer. The executive officers may also receive gross up payments so they may pay the excise tax on the additional payments. Under the agreements, a change in control means the determination by the board that a change of control has occurred, or is about to occur.

Our amended and restated certificate of incorporation and bylaws contain provisions which could delay or prevent a third party from acquiring shares of our common stock or replacing members of our board of directors. Our amended and restated certificate of incorporation allows our board of directors to issue shares of preferred stock. The board can determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. As a result, our board of directors could make it difficult for a third party to acquire a majority of our outstanding voting stock. Since management is appointed by the board of directors, any inability to effect a change in the board may result in the entrenchment of management.

Our amended and restated certificate of incorporation also provides that the members of the board will be divided into three classes. Each year the terms of approximately one-third of the directors will expire. Our bylaws do not permit our stockholders to call a special meeting of stockholders. Under the bylaws, only our Chief Executive Officer, President, Chairman of the Board, a majority of the board of directors, or the Secretary or any other officer upon the written request of one or more stockholders holding of record at least a majority of the outstanding shares of stock entitled to vote at such a meeting are able to call special meetings. The staggering of directors’ terms of office and the inability of stockholders to call a special meeting may make it difficult for stockholders to remove or replace the board of directors should they desire to do so. The bylaws also require that stockholders give advance notice to our Secretary of any nominations for director or other business to be brought by stockholders at any stockholders’ meeting. These provisions may delay or prevent changes of control or management, either by third parties or by stockholders seeking to change control or management.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter a “business combination” with that person for three years without special approval, which could discourage a third party from making a take-over offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.

F ORWARD LOOKING INFORMATION

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to the “safe harbor” created by those sections. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “believe,” “expect,” “future” and “intend” and similar expressions to identify forward-looking statements. There are a number of important factors that could cause our actual results to differ materially from those indicated by any forward-looking statements, including, without limitation, the risk factors listed above and other factors presented throughout this prospectus and any other documents filed by us with the Securities and Exchange Commission.

Because the risk factors referred to above, as well as the risk factors incorporated by reference, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

U SE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we estimate that we will use the net proceeds of any offerings pursuant to this prospectus for the clinical development of our product candidates and product commercialization, for discovery research and pre-clinical activities, and on working capital and general corporate purposes. We may also use the net proceeds to lease or acquire additional office space, and to acquire businesses, technologies or products complementary to our business even though we do not currently have any specific plans. The information above represents a possible use of the net proceeds of an offering based upon the current state of our business operations, our current business plan and strategy and current economic and industry conditions.

Additional information on the use of net proceeds from the sale of shares offered by this prospectus may be set forth in the prospectus supplement relating to the specific offering.

The amount and timing of our expenditures will vary depending on the following:

•	the progress of our clinical and pre-clinical development projects, including the number and type of studies required for a particular compound;

•	signing of new corporate partners and the attainment of milestones with our existing corporate partners;

•	the costs involved in enforcing patent claims and other intellectual property rights;

•	the progress of our research and development activities, including our confirmatory Phase III diquafosol trial;

•	progress by our collaborators;

•	technological changes;

•	the timing of the regulatory approval of diquafosol in the United States and other jurisdictions;

•	pre-approval and post-marketing regulatory requirements of the FDA and other regulatory bodies;

•	the size, scope and success of our sales and marketing programs, including the market acceptance of Restasis® and Elestat™;

•	competitive conditions; and

•	general industry and economic conditions.

Pending use of the net proceeds for the purposes described above, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

P LAN OF DISTRIBUTION

We may sell the shares being offered by us in this prospectus:

•	directly to purchasers;

•	through agents;

•	through dealers;

•	through underwriters; or

•	through a combination of any of these methods of sale.

We and our agents and underwriters may sell the shares being offered by us in this prospectus from time to time in one or more transactions:

•	at a fixed price, or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

We may solicit directly offers to purchase shares. We may also designate agents from time to time to solicit offers to purchase shares. Any agent that we designate, who may be deemed to be an “underwriter” as that term is defined in the Securities Act of 1933, may then resell such shares to the public at varying prices to be determined by the agent at the time of resale. We may engage in at the market offerings of our common stock. An “at the market” offering is an offering of our common stock at other than a fixed price to or through a market maker. Under Rule 415(a)(4) of the Securities Act, the total value of at the market offerings made under this prospectus may not exceed 10% of the aggregate market value of our common stock held by non-affiliates. Any underwriter that we engage for an at the market offering would be named in a post-effective amendment to the registration statement containing this prospectus. Additional details of our arrangement with the underwriter, including commissions or fees paid by us and whether the underwriter is acting as principal or agent, would be described in the related prospectus supplement. If we use underwriters to sell shares, we will enter into an underwriting agreement with the underwriters at the time of the sale to them. The names of the underwriters will be set forth in the prospectus supplement which will be used by them together with this prospectus to make resales of the shares to the public. In connection with the sale of the shares offered, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions. Underwriters may also receive commissions from purchasers of the shares.

Underwriters may also use dealers to sell shares. If this happens, the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

Any underwriting compensation paid by us to underwriters in connection with the offering of the shares offered in this prospectus, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which they may be required to make in respect of such liabilities. Underwriters and agents may engage in transactions with, or perform services for, us in the ordinary course of business. If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers, or other persons to solicit offers by certain institutions to purchase the shares offered by us under this prospectus pursuant to contracts providing for payment and delivery on a future date or dates. The obligations of any purchaser under these contracts will be subject only to those conditions described in the applicable prospectus supplement, and the prospectus supplement will set forth the price to be paid for shares pursuant to those contracts and the commissions payable for solicitation of the contracts.

Any underwriter may engage in over-allotment, stabilizing and syndicate short covering transactions and penalty bids in accordance with Regulation M of the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the shares originally sold by such dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the shares sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

Each issuance of shares offered under this prospectus will be a new issue of our common stock, which is listed on the Nasdaq National Market. Any shares of our common stock sold pursuant to a prospectus supplement will be listed on the Nasdaq National Market or on the exchange on which the stock offered is then listed, subject (if applicable) to official notice of issuance. Any underwriters to whom we sell shares for public offering and sale may make a market in the shares that they purchase, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

The anticipated date of delivery of the shares offered hereby will be set forth in the applicable prospectus supplement relating to each offering.

In order to comply with certain state securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from regulation or qualification is available and is complied with. Sales of shares must also be made by us in compliance with all other applicable state securities laws and regulations.

We will pay all expenses of the registration of the shares.

L EGAL MATTERS

The validity of the shares being offered hereby will be passed upon for us by Reed Smith LLP.

E XPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Inspire Pharmaceuticals, Inc. for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

W HERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. You can find additional information regarding us and the common stock in the registration statement and the exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file reports and other information with the Commission. The registration statement, including exhibits, and the reports and other information filed by us can be inspected without charge at the public reference facilities maintained by the Commission at the Commission’s principal office at 450 Fifth Street, N.W., Washington, D.C., 20549. Copies of such material can be obtained from such offices at fees prescribed by the Commission. The public may obtain information on the operation of the Public Reference room by calling the

Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this site is http://www.sec.gov.

I NCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, which have been filed by us with the Commission pursuant to the Securities Exchange Act of 1934, as amended, are incorporated by reference in this registration statement as of their respective dates:

(a)	Our latest annual report on Form 10-K filed pursuant to Section 13(a) or 15(d) of the Exchange Act which contains financial statements for our latest fiscal year for which a Form 10-K was required to have been filed;

(b)	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report referred to in (a) above; and

(c)	The description of our common stock contained in our final prospectus filed on August 3, 2000 pursuant to Rule 424(b) of the Securities Act (Registration No. 333-31174).

All documents filed by us pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated, or deemed to be incorporated, herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

We will provide without charge to any person to whom this prospectus is delivered, upon written or oral request of such person, a copy of each document incorporated by reference in the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into this prospectus). Requests should be directed to Gregory J. Mossinghoff, President and Secretary, 4222 Emperor Boulevard, Suite 200, Durham, North Carolina 27703-8466. Our telephone number is (919) 941-9777 and our World Wide Web site is located at www.inspirepharm.com. Information on the Web site is not incorporated by reference into this prospectus.